Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TAYLOR MORRISON HOME CORPORATION,

TAYLOR MORRISON COMMUNITIES, INC.

(solely for purposes of Sections 5.13, 7.3 and 8.14),

THOR MERGER SUB, INC.

and

AV HOMES, INC.

Dated as of June 7, 2018

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3.26	Certain Business Practices	29
3.27	No Other Representations or Warranties	30

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		30

4.1	Organization and Qualification	31
4.2	Capitalization	31
4.3	Authority	32
4.4	No Conflict	33
4.5	Required Filings and Consents	33
4.6	Parent Shares	33
4.7	Compliance with Law	34
4.8	SEC Filings; Financial Statements	34
4.9	Internal Controls	35
4.10	Absence of Certain Events	35
4.11	Litigation	35
4.12	Form S-4; Proxy Statement/Prospectus	35
4.13	Brokers	35
4.14	Ownership of Company Capital Stock	36
4.15	Ownership of Merger Sub	36
4.16	Sufficient Authorized but Unissued Shares	36
4.17	No Vote of Parent Stockholders	36
4.18	No Other Representations and Warranties	36
4.19	Financing	37
4.20	Solvency	38

ARTICLE 5 COVENANTS		39

5.1	Conduct of Business by the Company and Parent Pending the Closing	39
5.2	Access to Information; Confidentiality	44
5.3	No Solicitation	45
5.4	Efforts	49
5.5	Preparation of Proxy Statement; Stockholders Meetings	51
5.6	Public Announcements	53
5.7	Employee Benefit Matters	53
5.8	Indemnification of Directors and Officers	54
5.9	Takeover Statutes	56
5.10	Section 16 Matters	56
5.11	Stockholder Litigation	56
5.12	Stock Exchange Listing	56
5.13	Financing and Financing Cooperation	57
5.14	Treatment of Company Indebtedness	62

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		63

6.1	Conditions to Obligations of Each Party Under This Agreement	63

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6.2	Additional Conditions to Obligations of Parent and Merger Sub	64
6.3	Additional Conditions to Obligations of the Company	65

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		66

7.1	Termination	66
7.2	Effect of Termination	67
7.3	Termination Fee	67
7.4	Amendment	69
7.5	Waiver	69

ARTICLE 8 GENERAL PROVISIONS		69

8.1	Non-Survival of Representations and Warranties	69
8.2	Fees and Expenses	69
8.3	Notices	69
8.4	Certain Definitions	71
8.5	Terms Defined Elsewhere	81
8.6	Headings	84
8.7	Severability	84
8.8	Entire Agreement	84
8.9	Assignment	84
8.10	No Third-Party Beneficiaries	84
8.11	Mutual Drafting; Interpretation	85
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	85
8.13	Counterparts	87
8.14	Specific Performance	87
8.15	Proceedings Involving Financing Sources	87
8.16	Non-Recourse	88

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 7, 2018 (this “Agreement”), is made by and among Taylor Morrison Home Corporation, a Delaware corporation (“Parent”); solely for purposes of Sections 5.13, 7.3 and 8.14, Taylor Morrison Communities, Inc., a Delaware corporation and an indirect subsidiary of Parent (“Intermediate Parent”); Thor Merger Sub, Inc., a Delaware corporation and an indirect subsidiary of Parent (“Merger Sub”); and AV Homes, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4, Section 8.5 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise.

WHEREAS, the parties hereto intend to effect a business combination through the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”);

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have each approved this Agreement and the acquisition of the Company by Parent (including the Merger) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (a) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the stockholders of the Company for its adoption and (d) determined to recommend that the Company’s stockholders adopt this Agreement pursuant to Section 251 of the DGCL (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, (a) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption and (d) recommended that the sole stockholder of Merger Sub adopt this Agreement;

WHEREAS, the sole stockholder of Merger Sub has delivered a written consent as the sole stockholder of Merger Sub in accordance with the DGCL and the certificate of incorporation and bylaws of Merger Sub, approving and adopting this Agreement and the transactions contemplated hereby, including the Merger, which consent by its terms is effective immediately following the execution and delivery of this Agreement in accordance with Section 228 of the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board”) has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, TPG Aviator, L.P. ( the “Key Stockholder”) and Parent have entered into a voting agreement (the “Voting Agreement”), which provides, among other things, that the Key Stockholder will vote all of its Company Shares in favor of the transactions contemplated by this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and a Subsidiary of Parent (the “Surviving Corporation”). The Merger shall be effected pursuant to Section 251 of the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, in each case, as provided under the DGCL.

(b) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation shall be amended so as to read in its entirety in the form of the certificate of incorporation of Merger Sub immediately prior to the Effective Time (except that the certificate of incorporation of the Surviving Corporation shall provide that the name of the Surviving Corporation shall be AV Homes, Inc., the provisions of the certificate of incorporation of Merger Sub relating to the incorporator of Merger Sub shall be omitted and such changes shall be made to comply with Section 5.8), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, subject to Section 5.8, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in its entirety as the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c) At the Effective Time, the Company and the Surviving Corporation shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) If, at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Equity Interests of the Company or Parent shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration will be equitably adjusted to reflect such change.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., New York City time, on the third (3rd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) (the “Closing Date”), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that are by their nature to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), the Closing shall occur instead on (a) the earlier to occur of (i) any Business Day during the Marketing Period, which date must be specified by Parent to the Company in writing not later than 5:00 p.m., New York City time, on the third (3rd) Business Day prior to such date, and (ii) the third (3rd) Business Day immediately following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”); or (b) such other date and time as agreed to in writing by the parties hereto. Upon the terms and subject to the conditions set forth in this Agreement, as promptly as reasonably practicable on the Closing Date, or such other date and time to which Merger Sub and the Company may agree in writing, Merger Sub or the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Shares. Subject to Section 2.1(c), each Company Share issued and outstanding immediately prior to the Effective Time, other than any Company Restricted Stock Award, any Dissenting Share and any Cancelled Share, shall be converted into the right to receive (i) in the case of a Company Share with respect to which an election to receive Parent Shares (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 2.8 (each, a “Stock Electing Share”), 0.9793 validly issued, fully paid and nonassessable Parent Shares (as adjusted pursuant to Section 2.1(c), the “Stock Election Consideration”); (ii) in the case of a Company Share with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 2.8 (each, a “Cash Electing Share”), $21.50 in cash, without interest (as adjusted pursuant to Section 2.1(c), the “Cash Election Consideration”); or (iii) in the case of a Company Share with respect to which an election to receive a mix of Parent Shares and cash (a “Mixed Election”) has been properly made and not revoked pursuant to Section 2.8, or with respect to which no election has been made (each, a “Mixed Consideration Share”), $12.64 in cash, without interest, and 0.4034 validly issued, fully paid and nonassessable Parent Shares (the “Mixed Stock Consideration” and, together with the $12.64 in cash, without interest, the “Mixed Election Consideration”). From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.7, cash in lieu of fractional Parent Shares, if any, into which such Company Shares have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(f) (the “Dividend Consideration”).

(b) Merger Sub Equity Interests. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c) Proration. Notwithstanding any other provision contained in this Agreement, the Stock Election Consideration and the Cash Election Consideration shall be subject to adjustment pursuant to this Section 2.1(c):

(i) if the Cash Election Amount exceeds the Available Cash Election Amount, then the following consideration shall be paid in respect of each Cash Electing Share:

(A) an amount of cash equal to the product of (1) the Cash Election Consideration (before giving effect to any adjustment pursuant to this Section 2.1(c)) multiplied by (2) the greater of (a) a fraction, rounded to four (4) decimal places, the numerator of which is the Available Cash Election Amount and the denominator of which is the Cash Election Amount and (b) zero (0) (the amount calculated in clause (2) of this paragraph, the “Cash Fraction”); and

(B) a number of Parent Shares equal to the product of (1) the Stock Election Consideration (before giving effect to any adjustment pursuant to this Section 2.1(c)) multiplied by (2) the result of one (1) minus the Cash Fraction; and

(ii) if the Available Cash Election Amount exceeds the Cash Election Amount, then the following consideration shall be paid in respect of each Stock Electing Share:

(A) an amount of cash equal to the result of (1) the amount of such excess divided by (2) the number of Stock Electing Shares; and

(B) a number of Parent Shares equal to the product of (1) the Stock Election Consideration (before giving effect to any adjustment pursuant to this Section 2.1(c)) multiplied by (2) a fraction, rounded to four (4) decimal places, the numerator of which is the difference between (a) the Cash Election Consideration (before giving effect to any adjustment pursuant to this Section 2.1(c)) and (b) the amount calculated in clause (A) of this paragraph and the denominator of which is the Cash Election Consideration (before giving effect to any adjustment pursuant to this Section 2.1(c)).

(d) Cancelled Shares. Each Company Share that is owned directly by the Company (or any wholly owned Subsidiary of the Company), Parent or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent or Merger Sub shall designate a reputable U.S. bank or trust company to act as the exchange agent (the identity and terms of designation and appointment of which shall be subject to the reasonable prior approval of the Company) for purposes of effecting the payment of the Merger Consideration and the Fractional Share Consideration in connection with the Merger (the “Exchange Agent”). Parent shall pay, or cause to be paid, the fees and expenses of the Exchange Agent. At or prior to the Effective Time, Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate number of Parent Shares included in the Merger Consideration (excluding any fractional Parent Shares), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate amount of cash included in the Merger Consideration and the Fractional Share Consideration (such evidence of Parent Shares in book-entry form and cash amounts, including any Dividend Consideration, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares. Parent shall cause the Exchange Agent to make delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. In the event the Exchange Fund shall at any time be insufficient to pay the aggregate amount of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount that is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent or Merger Sub, in its sole discretion, pending payment thereof by the Exchange Agent to the holders of the Company Shares; provided that any such investments shall be in obligations of, or guaranteed by, the United States government or any agency or instrumentality thereof, in commercial paper obligations rated A 1 or P 1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5.0 billion (based on the most recent financial statements of such bank that are then publicly available). Earnings from such investments shall be the sole and exclusive property of Parent or Merger Sub, and no part of such earnings shall accrue to the benefit of holders of Company Shares.

(b) Procedures for Surrender.

(i) Certificates. As soon as practicable after the Effective Time (and in no event later than five (5) Business Days after the Effective Time), Parent or the Surviving Corporation shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Company Shares represented by certificates (the “Certificates”), which Company Shares were converted into the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall otherwise be in such form as Parent and the Exchange Agent shall reasonably agree upon (a “Letter of Transmittal”) and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Exchange Agent or to such other agent or agents as may be appointed in writing by Merger Sub, and upon delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, for each Company Share formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, as contemplated by this Agreement, except for Certificates representing Dissenting Shares, which shall represent the right to receive payment of the fair value of such Company Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of record of one (1) or more Book-Entry Shares held through The Depository Trust Company whose Company Shares were converted into the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, shall upon the Effective Time, in accordance with The Depository Trust Company’s customary procedures (including receipt by the Exchange Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Exchange Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Exchange Agent and The Depository Trust Company, be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 2.5) and such Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than five (5) Business Days after the Effective Time), the Surviving Corporation shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a Letter of Transmittal, which shall be in such form as Parent and the Exchange Agent shall reasonably agree upon and (B) instructions for returning such Letter of Transmittal in exchange for the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon delivery of such Letter of

Transmittal, in accordance with the terms of such Letter of Transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares so surrendered shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further recording or registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, payable therefor upon the surrender thereof in accordance with the provisions of this Section 2.2. The Merger Consideration paid in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares, except for Certificates and Book-Entry Shares representing Dissenting Shares, which shall represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the applicable Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. Any portion of the Exchange Fund (including any interest received with respect thereto) made available to the Exchange Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first (1st) anniversary of the Effective Time will be returned to the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, in accordance with Section 2.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, in each case without interest and subject to any withholding of Taxes required by applicable Law, in respect of such holder’s surrender of its Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any Merger Consideration, Fractional Share Consideration or Dividend Consideration, as applicable, remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the

Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of the Surviving Corporation, the Company, Merger Sub, Parent or the Exchange Agent, or any employee, officer, director, agent or affiliate of any of them, shall be liable to any Person in respect of any part of the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration made available to the Exchange Agent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit, in customary form, reasonably acceptable to Parent (which shall contain an agreement in customary form to indemnify Parent, Merger Sub, the Surviving Corporation and their respective affiliates against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or their respective affiliates on account of the alleged loss, theft or destruction of such Certificates) of that fact by the holder thereof, the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, payable in respect thereof pursuant to Section 2.1(a), without interest and subject to any withholding of Taxes required by applicable Law. In addition, Merger Sub may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, Fractional Share Consideration and Dividend Consideration, as applicable, require the owner(s) of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Dividends or Distributions with Respect to Parent Stock. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Shares issuable to such holder hereunder, and all such dividends and other distributions, if any, shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or an affidavit of loss in lieu of such Certificate as provided in Section 2.2(e)) or Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or an affidavit of loss in lieu of such Certificate as provided in Section 2.2(e)) or Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and with a payment date prior to such surrender with respect to the Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

2.3 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of this Section 2.3), Company Shares outstanding immediately prior to the Effective Time and held by a holder who has neither voted in favor of the Merger nor consented thereto in writing and who is entitled to demand, and has properly demanded, appraisal for such Company Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Company Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, Fractional Share

Consideration or the Dividend Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL. If any such holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses its right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable, subject to compliance with the procedures in Section 2.2(b), solely for the right to receive the Merger Consideration, the Fractional Share Consideration and the Dividend Consideration, as applicable, without interest and subject to any withholding of Taxes required by applicable Law.

2.4 Treatment of Company Equity Awards.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase a Company Share granted under any Company Equity Plan (each, a “Company Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled and converted into the right to receive a cash payment equal to the product of (i) the excess, if any, of the Cash Election Consideration (before giving effect to any adjustment pursuant to Section 2.1(c)) over the exercise price per Company Share of such Company Stock Option and (ii) the number of Company Shares subject to such Company Stock Option immediately prior to the Effective Time.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award in respect of a Company Share subject to vesting, repurchase or other lapse restriction granted under a Company Equity Plan that is outstanding immediately prior to the Effective Time (each, a “Company Restricted Stock Award”) shall be assumed by Parent and substituted with an award of restricted Parent Shares issued under a Parent Equity Plan (a “Parent Restricted Stock Award”) corresponding to a number of whole Parent Shares (rounded to the nearest whole share) equal to the product of (i) the number of Company Shares subject to such Company Restricted Stock Award as of immediately prior to the Effective Time (assuming that any performance-based vesting conditions applicable to such Company Restricted Stock Award are fully achieved) and (ii) the Stock Election Consideration (before giving effect to any adjustment pursuant to Section 2.1(c)). Except as otherwise set forth in this Section 2.4(b), each Parent Restricted Stock Award issued pursuant to this Section 2.4(b) shall continue to have, and shall be subject to, the same vesting and acceleration of vesting terms and conditions (other than any performance-based vesting conditions) as, and other terms and conditions that are substantially similar to, those that applied to the corresponding Company Restricted Stock Award immediately prior to the Effective Time.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock unit award or deferred stock unit award in respect of Company Shares granted under a Company Equity Plan that is outstanding immediately prior to the Effective Time (each, a “Company RSU Award” and, together with the Company Stock Options and the Company Restricted Stock Awards, the “Company Equity Awards”) and that is held by an employee of the Company or any of its Subsidiaries shall be assumed by Parent and substituted with a restricted stock unit award to be settled in Parent Shares issued under a Parent Equity Plan (a “Parent RSU Award”) corresponding to a number of whole Parent Shares (rounded to the nearest whole share) equal to the product of (i) the number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time (assuming that any performance-based vesting conditions applicable to such Company RSU Award are achieved at target levels) and (ii) the Stock Election Consideration (before giving effect to any adjustment pursuant to Section 2.1(c)). Except as otherwise provided in this Section 2.4(c), each Parent RSU Award issued pursuant to this Section 2.4(c) shall continue to have, and shall be subject to, the same vesting and acceleration of vesting terms and conditions (other than any performance-based vesting conditions) as, and other terms and conditions that are substantially similar to, those that applied to the corresponding Company RSU Award immediately prior to the Effective Time.

(d) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU Award held by a non-employee director of the Company shall fully vest (to the extent unvested) and shall be cancelled and converted automatically into the right to receive the Cash Election Consideration (before giving effect to any adjustment pursuant to Section 2.1(c)) in respect of each Company Share underlying such Company RSU Award immediately prior to the Effective Time.

(e) The Surviving Corporation shall pay, through the Surviving Corporation’s standard payroll procedures, the cash amounts described in this Section 2.4, less applicable Tax withholdings, on the next regularly scheduled payroll date following the Closing Date. Notwithstanding the immediately preceding sentence, to the extent that payment of the amounts described in this Section 2.4 with respect to Company Equity Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code would otherwise cause the imposition of a Tax or penalty under Section 409A of the Code, Parent shall cause the Surviving Corporation to make such payment at the earliest time permitted under the Company Equity Plan and applicable award agreement that would not result in the imposition of such Tax or penalty.

(f) At or prior to the Effective Time, the Company, the Board of Directors of the Company or the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.4.

(g) At or prior to the Effective Time, Parent, the Parent Board or the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.4. At the Effective Time, Parent shall assume all the obligations of the Company with respect to the Company Restricted Stock Awards and Company RSU Awards that are converted into Parent Restricted Stock Awards and Parent RSU Awards, respectively, and the award agreements evidencing the grants thereof. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery upon the vesting or settlement of the Parent Restricted Stock Awards and Parent RSU Awards in accordance with this Section 2.4. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of Parent Shares to be registered and issuable under the Parent RSU Awards, Parent shall file a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Shares subject to Parent RSU Awards and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent RSU Awards remain outstanding.

2.5 Withholding Rights. Parent, Merger Sub, the Surviving Corporation, the Company and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts that Parent, Merger Sub, the Surviving Corporation, the Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Tax Law. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.6 Further Actions. As of the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

2.7 Fractional Shares. No fractional Parent Shares shall be issued in connection with the Merger, no certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender of any right thereto, cash, without interest, in an amount equal to the Fractional Share Consideration.

2.8 Election Procedures. Each holder of record of Company Shares (other than Cancelled Shares or Dissenting Shares) (each, a “Holder”) shall have the right, subject to the limitations set forth in this Article 2, to submit an election on or prior to the Election Deadline in accordance with the procedures set forth in this Section 2.8.

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.8 (an “Election”) (i) the number of Company Shares owned by such Holder with respect to which such Holder desires to make a Mixed Election, (ii) the number of such Company Shares with respect to which such Holder desires to make a Cash Election, (iii) the number of Company Shares owned by such Holder with respect to which such Holder desires to make a Stock Election and (iv) the particular shares for which such Holder desires to make any such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under Section 2.1(c).

(b) The Company shall prepare a form of election reasonably acceptable to Parent (the “Form of Election”), which shall be mailed by the Company to Holders so as to permit such Holders to exercise their right to make an Election prior to the Election Deadline.

(c) The Company shall mail or cause to be mailed or delivered, as applicable, the Form of Election to Holders as of the record date for the Company Stockholders Meeting not less than twenty (20) Business Days prior to the anticipated Election Deadline. The Company shall make available one or more Forms of Election as may reasonably be requested from time to time by all Persons who become Holders during the period following the record date for the Company Stockholders Meeting and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by (i) the Certificates, if any, to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or affidavits of loss in lieu of such Certificates as provided in Section 2.2(e)), and (ii) in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m., New York City time, on the date that the Parties shall agree is as near as practicable to two (2) Business Days preceding the Closing Date.

(e) Any Holder may, at any time prior to the Election Deadline, change or revoke such Holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such Holder’s Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 2.2(e)), or any documents in respect of Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any Company Shares, any subsequent transfer of such Company Shares shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company or Parent that this Agreement has been terminated in accordance with Article 7. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made, changed or revoked with respect to any Company Shares (none of the Company, Parent, Merger Sub or the Exchange Agent being under any duty to notify any Company shareholder of any applicable defect). In the event the Exchange Agent makes a determination that an Election was not properly made, such Election shall be deemed to be not in effect, and the Company Shares covered by such Election shall, for purposes hereof, be deemed to be Mixed Consideration Shares, unless a proper Election is thereafter timely made with respect to such shares.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed on or after January 1, 2016 and publicly available prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements,” and any other disclosures that are predictive, cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements), but it being understood that this clause (i) shall not be applicable to Sections 3.2(a), 3.2(b) or 3.2(c) or (ii) the corresponding sections of the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any Section or Subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation, duly organized and validly existing and in good standing under the Laws of Delaware and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries (each, a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act) (each, a “Significant Company Subsidiary”) is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available or caused to be made available to Parent true, correct and complete copies of (i) any amendments to the Restated Certificate of Incorporation of the Company (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Bylaws of the Company (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Significant Company Subsidiary. The Company is in compliance in all material respects with the provisions of the Company Charter and the Company Bylaws.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth as of the date hereof a true, correct and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Neither the Company nor any Company Subsidiary, directly or indirectly, owns any Equity Interest in any Person other than the Company Subsidiaries. All of the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Section 3.1(c) of the Company Disclosure Letter, all of the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 50,000,000 Company Shares, of which, as of the close of business on June 5, 2018 (the “Capitalization Date”), there were 22,372,641 Company Shares issued and outstanding (including 188,942 Company Shares underlying Company Restricted Stock Awards (assuming vesting at target performance levels with respect to Company Restricted Stock Awards that are subject to performance-based vesting) and excluding 110,874 Company Shares held in treasury) and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”), of which, as of the Capitalization Date, no shares of Company Preferred Stock were issued and outstanding. No Company Subsidiary owns any Company Shares or has any option or warrant to purchase any Company Shares or any other Equity Interest in the Company. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on the Capitalization Date, the Company has no Company Shares or shares of Company Preferred Stock subject to or reserved for issuance, except for (i) 621,485 Company Shares subject to outstanding Company Stock Options under the Company Equity Plans, (ii) 411,599 Company Shares subject to outstanding Company RSU Awards (assuming vesting at target performance levels with respect to Company RSU Awards that are subject to performance-based vesting) and (iii) 1,141,082 Company Shares reserved for future issuance under the Company Equity Plans for awards not yet granted. All Company Shares subject to issuance under the Company Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) As of the close of business on the Capitalization Date, except for the Company Equity Awards and the Convertible Notes due 2020, there are no outstanding Equity Interests or other options, warrants or other rights, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Since the close of business on the Capitalization Date, the Company has not issued any Company Shares, Company Equity Awards or other Equity Interests (including shares of Company Preferred Stock) other than Company Shares issued upon the exercise or settlement of Company Equity Awards outstanding as of the close of business on the Capitalization Date in accordance with their terms or Company Shares issued upon the exercise of the Convertible Notes due 2020.

(d) Except with respect to the Company Equity Awards pursuant to the Company Equity Plans and the related award agreements, there are no obligations (whether outstanding or authorized) of the Company or any Company Subsidiary requiring the redemption or repurchase of, or containing any right of first refusal with respect to, or granting any preemptive rights with respect to, any Company Shares or other Equity Interests of the Company or any Company Subsidiary. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of Company Shares or other Equity Interests of the Company or any Company Subsidiary, other than any such agreements solely between and among the Company and any Company Subsidiary or solely between and among two or more Company Subsidiaries. Other than the Convertible Notes due 2020, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth, as of the date hereof, all Indebtedness of the Company and the Company Subsidiaries, excluding any Indebtedness with an outstanding principal amount as of the date hereof of less than one million dollars ($1,000,000) individually (with all such excluded Indebtedness having an aggregate outstanding principal amount as of the date hereof of less than five million dollars ($5,000,000)). “Indebtedness” means (i) (A) the amount of indebtedness of the Company and the Company Subsidiaries for borrowed money and (B) indebtedness of the Company and the Company Subsidiaries evidenced by any note, bond, debenture or other debt security, in the case of clauses (A) and (B), whether incurred, assigned, granted or unsecured (which, for the avoidance of doubt, shall not include accounts payable, accrued liabilities or “earn-outs”); (ii) obligations of the Company and the Company Subsidiaries with respect to interest rate and currency swap arrangements and any other arrangements designed to protect against fluctuations in interest or currency rates payable upon termination thereof; and (iii) reimbursement obligations of the Company and the Company Subsidiaries with respect to any performance bonds, bank overdrafts, letters of credit and similar charges (whether or not drawn) (which, for the avoidance of doubt, shall not include customer deposits, “earn-outs,” escrow and other similar contingent payment obligations).

3.3 Authority. The Company has all requisite corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated thereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for its adoption at a meeting of the Company stockholders for the purpose of adopting this Agreement (including any adjournment or postponement thereof, the “Company Stockholders Meeting”) and (iv) recommended that this Agreement be adopted by the holders of the Company Shares. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of the Company Shares (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to adopt this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief).

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any provision of the Company Charter or the Company Bylaws. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, (a) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Contract to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected or any Company Permit.

3.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.5, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable foreign, federal or state securities or blue sky laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, (c) such filings as may be required under the rules and regulations of the NASDAQ and the NYSE, (d) the filing with the SEC of a proxy statement/prospectus relating to the matters to be submitted to the Company stockholders at the Company Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and a registration statement on Form S-4 with respect to the issuance of the Parent Shares in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”) and (e) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity, the failure of which to obtain or make has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Permits; Compliance with Law.

(a) The Company and the Company Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted (collectively, the “Company Permits”), except where the failure to comply with, to obtain or have, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Company Permits, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is, and since January 1, 2016 has not been, in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 SEC Filings; Financial Statements.

(a) Since January 1, 2016, the Company has, in all material respects, timely filed with or otherwise furnished (as applicable) to the U.S. Securities and Exchange Commission (“SEC”) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not (or, with respect to the Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC thereunder and the listing and corporate governance rules and regulations of NASDAQ. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any related notes thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries, taken as a whole, as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of notes and except as may be indicated in the notes thereto).

(c) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents.

3.8 Internal Controls.

(a) The Company has designed and maintains in all material respects a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP. The Company (a) maintains in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports and (b) based on its most recent evaluation of internal controls prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(b) Neither the Company nor any of the Company Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

3.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the Company Financial Statements filed prior to the date hereof, (b) incurred in the ordinary course of business consistent with past practice since March 31, 2018, (c) for Taxes, which are addressed in Section 3.17, (d) incurred in accordance with this Agreement, or (e) that otherwise are not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations, whether accrued, contingent or otherwise.

3.10 Absence of Certain Changes or Events.

(a) Since January 1, 2018 through the date of this Agreement, except as set forth on Section 3.10(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries (i) have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) have not taken any action that would require the consent of Parent pursuant to Sections 5.1(a)(ii), 5.1(a)(iv), 5.1(a)(viii), 5.1(a)(x), 5.1(a)(xi) (other than with respect to any action taken in the ordinary course of business) or 5.1(a)(xv) if taken after the date hereof.

(b) Since January 1, 2018, there has not occurred any Company Material Adverse Effect.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter lists all material Benefit Plans.

(b) The Company has made available to Parent, with respect to each material Benefit Plan, (i) each writing constituting a part of such Benefit Plan, including all amendments thereto, and all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any, (iv) the most recent annual financial report, trustee report, audit report or actuarial report, if any, and (v) the most recent determination letter from the IRS (if applicable) for such Benefit Plan.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Benefit Plan has been maintained, operated, registered and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of the Company, there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code, (iii) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, (iv) no Benefit Plan provides medical, life insurance or other welfare benefits with respect to current or former employees or directors of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than coverage mandated by applicable Law, (v) no liability under Title IV of ERISA has been incurred, or is reasonably expected to be incurred, by the Company, any of the Company Subsidiaries or any ERISA Affiliate with respect to any Benefit Plan that has not been satisfied in full (other than with respect to amounts not yet due), and no condition, event or circumstance exists that presents a risk to the Company, any Company Subsidiaries or any ERISA Affiliate of the Company of incurring a liability thereunder, (vi) all contributions or other amounts payable by the Company, the Company Subsidiaries or any ERISA Affiliate with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due), (vii) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a “multiemployer plan” within the meaning of Section 4001(a) of ERISA or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA, (viii) none of the Company, any of the Company Subsidiaries, any director, officer or employee of the Company or any of the Company Subsidiaries or any Benefit Plan that is subject to ERISA, or, to the Knowledge of the Company, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code), (ix) there are no pending or, to the Knowledge of the Company, threatened complaints, lawsuits or claims (other than claims for benefits in accordance with the terms of the Benefit Plans) by, on behalf of or against any of the Benefit Plans or any trusts related thereto, or against any fiduciary of any Benefit Plan, and (x) the Company has properly classified its independent contractors as non-employees for purposes of withholding of Taxes, employment Taxes and employment Law, and neither the Company nor any of the Company Subsidiaries has incurred any liability arising under the Fair Labor Standards Act or any similar Law.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Participant to severance, change of control or other similar pay or benefits, (ii) cause any payment or funding (through a grantor trust or otherwise) to become due or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Participant, or increase the amount payable pursuant to, any Benefit Plan, (iii) result in any forgiveness of indebtedness of any Participant, or (iv) result in payments by the Company or any Company Subsidiary to any Person that would not be deductible under Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes incurred pursuant to Sections 409A or 4999 of the Code.

3.12 Labor Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries is in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours, and the Worker Adjustment and Retraining Notification Act of 1988, as amended.

(b) Neither the Company nor any Company Subsidiary is a party to a collective bargaining agreement, and to the Knowledge of the Company, no labor union has been certified to represent any employee of the Company or any Company Subsidiary or has applied to represent or is attempting to organize so as to represent such employees.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no pending or, to the Knowledge of the Company, threatened work stoppage, lock-out, slowdown or labor strike against the Company or any Company Subsidiary and (ii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.

3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Contract (other than any Company Lease or Benefit Plan) that is in effect and to which the Company or any Company Subsidiary is a party or which binds their respective properties or assets, and that falls within any of the following categories:

(i) any joint venture, partnership or strategic alliance Contract related to the formation, creation, operation, management or control of any partnership or joint venture in which the Company or any Company Subsidiary owns any partial interest;

(ii) any Contract that requires any capital expenditure (or series of capital expenditures) by the Company or any of the Company Subsidiaries in an amount in excess of two million dollars ($2,000,000) individually, other than (A) any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business, and (B) ordinary course Contracts with respect to land acquisitions, land development and construction;

(iii) any settlement, conciliation or similar Contract (A) with any Governmental Entity, (B) that would require the Company or any of the Company Subsidiaries to pay any monetary consideration of more than four hundred thousand dollars ($400,000) after the date of this Agreement or (C) that would otherwise limit in any material respect the operation of the Company or any Company Subsidiary (or, to the Knowledge of the Company, Parent or any of its other affiliates from and after the Closing) as currently operated;

(iv) any Contract that contains any covenant limiting the ability of the Company or the Company Subsidiaries to engage in any line of business or compete with any Person, in each case, in any geographic area;

(v) any Contract (A) that relates to any completed acquisition, divestiture, merger or similar transaction and contains representations, covenants, indemnities or other obligations that remain in effect (excluding any transactions solely among the Company and any wholly owned Company Subsidiary) and that are material to the business of the Company and the Company Subsidiaries, taken as a whole, (B) for any pending acquisition, directly or indirectly (by merger or otherwise) of a portion of the assets (other than goods, products or services in the ordinary course of business) or Equity Interests of any Person for aggregate consideration in excess of one million dollars ($1,000,000) pursuant to which the Company or any Company Subsidiary has continuing “earn-out” or other similar contingent payment obligations following the date hereof in excess of one million dollars ($1,000,000) or (C) that gives any Person the right to acquire any assets of the Company or the Company Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date hereof with a total consideration of more than one million dollars ($1,000,000);

(vi) any Contract that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in a principal amount in excess of five hundred thousand dollars ($500,000), other than any such contract between the Company or any Company Subsidiary, on the one hand, and any other Company Subsidiary, on the other hand;

(vii) any Contract for (A) the sale of any land parcels (whether or not developed) of the Company or a Company Subsidiary with a purchase price in excess of two million dollars ($2,000,000) (other than individual home sales in the ordinary course of business) or (B) the purchase of any land parcels (whether or not developed) of the Company or a Company Subsidiary with a purchase price in excess of four million dollars ($4,000,000) (other than individual home sales in the ordinary course of business); and

(viii) any material Contract (A) pursuant to which the Company or any Company Subsidiary receives a license to use any material Intellectual Property that is used in the business (other than licenses for “off-the-shelf” or other software widely available on generally standard terms and conditions) or (B) pursuant to which the Company or any Company Subsidiary grants to a third party a license to use any material Company Intellectual Property.

Each Contract of the type described in this Section 3.13(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date hereof has been made available to Parent (including pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Material Contract is a legal, valid, binding and enforceable obligation of the Company or the Company Subsidiary party thereto and is in full force and effect (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief) and (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any counterparty is in breach or default under any Company Material Contract.

3.14 Litigation. There is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the Knowledge of the Company, threatened that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries is and has for the past three (3) years been in compliance with applicable Environmental Laws, (b) each of the Company and the Company Subsidiaries has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted and is, and for the past three (3) years has been, in compliance with the terms and conditions thereof, (c) none of the Company or any Company Subsidiary has received in the past four (4) years any written notice, demand, letter or claim that is unresolved and that alleges that the Company or such Company Subsidiary is in violation of, or has liability under, any Environmental Law, (d) none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, (e) there are no Hazardous Substances present at any Company Property, and neither the Company nor any Company Subsidiary has stored, handled, used, released, disposed of or transported, or arranged for the transport or disposal of Hazardous Substances at any location, in each case except as would not reasonably be expected to result in liability to the Company or any Company Subsidiary and (f) none of the Company or any Company Subsidiary has undertaken or assumed by contract or operation of law any liability arising under Environmental Law or relating to Hazardous Substances.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Intellectual Property that is registered, issued or the subject of a pending application. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, none of the registrations, issuances and applications set forth on Section 3.16(a) of the Company Disclosure Letter are invalid, (ii) none of the registrations, issuances and applications set forth on Section 3.16(a) of the Company Disclosure Letter have expired (except upon expiration of any statutory term) or been cancelled, abandoned or otherwise terminated by the Company, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made, except where the Company has made a reasonable business decision to not do any of the foregoing, (iii) the Company and the Company Subsidiaries own the Company Intellectual Property free and clear of all Liens (other than Permitted Liens), and (iv) the Company and the Company Subsidiaries have taken commercially reasonable actions to maintain and protect each item of Company Intellectual Property used in the operation of the business of the Company and the Company Subsidiaries.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) as of the date of this Agreement, no Proceedings are pending against the Company or any Company Subsidiary or, to the Knowledge of the Company, are threatened, alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating the Intellectual

Property of any Person or otherwise challenging the ownership or use of any Company Intellectual Property, and no such Proceedings have been brought since January 1, 2016, (ii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating the Company Intellectual Property, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing in this Section 3.16(b)(ii), and (iii) the operation by the Company and the Company Subsidiaries of their respective businesses as currently conducted does not infringe, misappropriate, dilute or otherwise violate, the Intellectual Property of any Person.

(c) Each present employee, officer or consultant who developed any material Company Intellectual Property has executed a valid and enforceable Contract with the Company or a Company Subsidiary that conveys to the Company or a Company Subsidiary any and all right, title and interest in and to all such Intellectual Property.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable security measures are in place to protect personally identifiable information stored in the Company’s and the Company Subsidiaries’ computer systems from unlawful use by any third party or any other use by a third party that would violate such policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and, since January 1, 2016, have been, in compliance with all such policies and Laws pertaining to data privacy and data security. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been (i) no material loss or theft of data or security breach relating to data used in the business of the Company and the Company Subsidiaries, (ii) no violation of any security policy regarding any such data, (iii) no unauthorized access or unauthorized use of any data and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company or a Company Subsidiary or a contractor or agent acting on behalf of the Company or a Company Subsidiary. No Proceedings are pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to the collection or use of personally identifiable information.

(e) To the Knowledge of the Company, the IT Assets operate and perform in all material respects as is necessary for the operation of the businesses of the Company and the Company Subsidiaries as currently conducted, and there has been no material failure of IT Assets in the past two (2) years which has not been fully resolved and no Person has gained unauthorized access to the IT Assets, which access would reasonably be expected to be material and adverse to the Company and the Company Subsidiaries, taken as a whole.

3.17 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) all Tax Returns that are required to be filed by or with respect to the Company or the Company Subsidiaries have been timely filed with the appropriate Governmental Entity (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(b) the Company and the Company Subsidiaries have timely paid all Taxes due and owing by any of them, other than Taxes and deficiencies for which, or with respect to which, adequate reserves have been established on or reflected in the financial statements of the Company and the Company Subsidiaries in accordance with GAAP, and since the date of the most recent financial statements of the Company and the Company Subsidiaries, no liability in respect of Taxes has been incurred or accrued (other than in the ordinary course of business);

(c) no deficiencies for Taxes have been asserted or assessed by any Governmental Entity in writing against the Company or the Company Subsidiaries, except for deficiencies that have been satisfied by payment, settled or withdrawn;

(d) there is not pending, or, to the Knowledge of the Company, threatened in writing, any audit, examination, investigation or other proceeding with respect to any Taxes or Tax Return of the Company or the Company Subsidiaries;

(e) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency or the collection of Taxes;

(f) neither the Company nor any of the Company Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2);

(g) the Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger;

(h) neither the Company nor any of the Company Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement (other than any Tax indemnification provisions in commercial agreements that are not primarily related to Taxes and other than any agreement solely between or among any of the Company and the Company Subsidiaries);

(i) neither the Company nor any of the Company Subsidiaries has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law) or as successor or transferee;

(j) there are no Liens for Taxes (other than Permitted Liens) upon the assets of the Company or any of the Company Subsidiaries;

(k) no claim in writing has been made by any Governmental Entity in a jurisdiction in which the Company or Company Subsidiaries do not file Tax Returns of a particular type that the Company or any Company Subsidiaries is, or may be, subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction; and

(l) each of the Company and each of the Company Subsidiaries has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Entity when required by applicable Law to do so and has otherwise complied with Laws related to the collection, withholding and remittance of Taxes.

3.18 Real Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable fee title to the real property owned by the Company or any Company Subsidiary (the “Owned Real Property”), in each case, which has not been sold in the ordinary course of business and free and clear of all Liens other than Permitted Liens. With regard to options or agreements to purchase real property described in Section 3.13(a)(vii)(B) of the Company Disclosure Letter, except to the extent options have been exercised or the real property that is the subject of purchase agreements has been acquired, the options and purchase agreements all remain in effect and no other party to an option or purchase agreement has the right, because of anything the Company or any Company Subsidiary has done or failed to do, to terminate it or change the terms on which the Company or such Company Subsidiary has the right to purchase the real property to which it relates.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease, license, easement and other agreement (each, a “Real Property Lease”) under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property at which operations of the Company and the Company Subsidiaries are conducted (the “Leased Real Property”; the Owned Real Property and Leased Real Property being sometimes referred to herein as the “Company Property”), is valid, binding and in full force and effect, (ii) to the Knowledge of the Company, none of the Company, any Company Subsidiary or any counterparty is in breach or default under any Real Property Lease and (iii) the Company or the applicable Company Subsidiary has a good and valid leasehold interest, subject to the terms of the Real Property Lease applicable thereto, in each parcel of Leased Real Property, in each case free and clear of all Liens other than Permitted Liens.

(c) Except as set forth on Section 3.18(c) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company Properties have been leased or subleased to any other Person.

(d) To the Knowledge of the Company, there are no material new (or increases in existing) development fees, impact fees or other fees that will be levied by any Governmental Entity in connection with the development of any Company Property. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has received any notice of any material violation of any Law relating to any Company Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice of any condemnation, eminent domain, requisition or taking by any Governmental Entity with respect to any Company Property, or negotiations for the purchase of any Company Property in lieu of condemnation, and no condemnation, eminent domain, requisition or taking has been commenced or threatened in connection with any of the foregoing.

3.19 Construction Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the land, homes and other improvements sold by the Company and the Company Subsidiaries have at all times during the period of time in which the Company or the Company Subsidiaries have owned such land, homes and other improvements, complied with all applicable building codes, zoning, land use, environmental Laws or similar Laws then in effect, (ii) there are no pending vendor recalls of which the Company has been notified or otherwise is aware of products incorporated in homes or other improvements built by the Company or the Company Subsidiaries, and (iii) neither the Company nor any of the Company Subsidiaries is the subject of any recalls or recall notices from any product safety commissions regarding products incorporated in homes or other improvements built by the Company or the Company Subsidiaries.

3.20 Insurance. The Company and the Company Subsidiaries maintain policies of insurance covering the Company, the Company Subsidiaries and their respective employees, properties or assets (collectively, “Insurance Policies”) in an amount that is adequate for the operation of the Company’s and the Company Subsidiaries’ businesses. Neither the Company nor any Company Subsidiary (a) is in breach or default of any of the Insurance Policies or (b) has received any written notice of termination, cancellation or denial of coverage with respect to any Insurance Policy, and all such insurance is outstanding and duly in force, except in each case, which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.21 Opinion of Financial Advisor. The Company Board has received the opinions (each of which, if initially rendered verbally, has been or will be confirmed by a written opinion dated the same date, the “Fairness Opinions”) of (a) Moelis & Company LLC, to the effect that, based upon and subject to the various qualifications, assumptions and limitations set forth therein, as of the date of such Fairness Opinion, the Merger Consideration to be received by holders of Company Shares in the Merger is fair from a financial point of view to such holders, other than the Key Stockholder, and (b) J.P. Morgan Securities LLC, to the effect that, on the basis of and subject to the various qualifications, assumptions and limitations set forth therein, as of the date of such Fairness Opinion, the Merger Consideration to be paid to the holders of Company Shares in the Merger is fair, from a financial point of view, to such holders. The Fairness Opinions have not been amended or rescinded as of the date of this Agreement.

3.22 Form S-4; Proxy Statement/Prospectus. None of the information in the Form S-4 or the Proxy Statement/Prospectus to be supplied by the Company or the Company Subsidiaries for inclusion therein will, at the time of the mailing of the Proxy Statement/Prospectus or any amendments or supplements thereto, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable Laws, including the provisions of the Securities Act and the Exchange Act, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub for inclusion therein.

3.23 Brokers. Except for the Company’s obligations to Moelis & Company LLC and J.P. Morgan Securities LLC, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company or any Company Subsidiary. Section 3.23 of the Company Disclosure Letter sets forth a good faith estimate, as of the date of this Agreement, of all brokerage, finders’, advisory or similar fees and expenses incurred or payable, or to be incurred or payable, by the Company or the Company Subsidiaries in connection with this Agreement and the consummation of the transactions contemplated hereby. The Company has made available to Parent true and complete copies of all contracts, agreements and arrangements with respect to the engagement of Moelis & Company LLC and J.P. Morgan Securities LLC related to the Merger and the other transactions contemplated hereby.

3.24 State Takeover Statutes. Assuming the accuracy of the representations contained in Section 4.14, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the Company Charter or the Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the transactions contemplated hereby.

3.25 Affiliate Transactions. There have not been during the preceding three (3) years any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents filed prior to the date hereof.

3.26 Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries (nor, to the Knowledge of the Company, any of their respective officers, directors or employees) (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, provincial, state, local or foreign jurisdiction or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States or Canadian government or any other Governmental Entity.

3.27 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3 (as qualified by the Company Disclosure Letter), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any Parent Representatives on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or the Parent Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or the Parent Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or the Parent Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or the Parent Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or the Parent Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3 (as qualified by the Company Disclosure Letter).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent SEC Documents filed on or after January 1, 2016, and publicly available prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements,” and any other disclosures that are predictive, cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements), but it being understood that the foregoing shall not be applicable to Section 4.2, Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification.

(a) Each of Parent and Merger Sub is a corporation validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, its “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act) (each, a “Significant Parent Subsidiary”) and Merger Sub is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has provided to the Company true, correct and complete copies of (i) any amendments to the Restated Certificate of Incorporation of the Company (the “Parent Charter”) not filed prior to the date hereof with the SEC and (ii) the By-laws of Parent and any amendments thereto (the “Parent Bylaws”) not filed prior to the date hereof with the SEC; and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Significant Parent Subsidiary. Parent is in compliance in all material respects with the provisions of the Parent Charter and the Parent Bylaws.

(c) All of the outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens, other than Permitted Liens.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 400,000,000 Parent Shares, of which, as of the close of business on June 5, 2018 (the “Parent Capitalization Date”), there were 111,385,591 Parent Shares issued and outstanding, (ii) 200,000,000 shares of Class B common stock, $0.00001 par value per share, of the Parent, of which, as of the close of business on the Parent Capitalization Date there were 868,921 such shares issued and outstanding and (iii) 50,000,000 shares of preferred stock, par value $0.00001 per share, of Parent (the “Parent Preferred Stock”), of which, as of the Parent Capitalization Date, no shares of Parent Preferred Stock were issued and outstanding. No Parent Subsidiary owns any Parent Shares or has any option or warrant to purchase any Parent Shares or any other Equity Interest in Parent. All of the outstanding Parent Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on the Parent Capitalization Date, Parent has no Parent Shares subject to or reserved for issuance, except for (i) 3,281,615 Parent Shares subject to outstanding options to purchase Parent Shares (“Parent Options”) under the Parent Equity Plans, (ii) 1,805,169 Parent Shares underlying Parent restricted stock unit awards granted under the Parent Equity Plans, (iii) 8,436,592 Parent Shares reserved for future issuance under the Parent Equity Plans for awards not yet granted and (iv) 868,921 Parent Shares reserved for future issuance under the Exchange Agreement, dated as of April 9, 2013, by and among Parent, TMM Holdings II Limited Partnership (“New TMM”) and the holders of Parent’s Class B common stock and New TMM’s limited partnership interests. As of the close of business on the Parent Capitalization Date, Parent has no shares of Parent Preferred Stock subject to or reserved for issuance. All Parent Shares subject to issuance under the Parent Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. From the close of business on the Parent Capitalization Date until the date of this Agreement, Parent has not issued any Parent Shares, Parent Options, Parent restricted stock awards or other Equity Interests (including shares of Parent Preferred Stock) other than Parent Shares issued upon the exercise of any Parent Options outstanding as of the close of business on the Parent Capitalization Date in accordance with their terms.

(c) There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of Parent Shares or other Equity Interests of Parent or any Parent Subsidiary, other than any such agreements solely between and among Parent and any Parent Subsidiary or solely between and among two or more Parent Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Shares may vote.

4.3 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, including the adoption (effective immediately following the execution of this Agreement by the parties hereto) by the sole stockholder of Merger Sub by written consent, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. The Parent Board, at a meeting duly called and held, by unanimous vote has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company stockholders and (b) approved this Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of Merger Sub has (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Merger Sub and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption and (iv) recommended that the sole stockholder of Merger Sub adopt this Agreement. This Agreement has been validly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief).

4.4 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly, conflict with or violate any provision of the Parent Charter, the Parent Bylaws or the organizational or governing documents of Merger Sub or any Parent Subsidiary. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), directly or indirectly (a) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of Parent, Merger Sub or any Parent Subsidiary pursuant to any Contract, permit or other instrument or obligation to which Parent, Merger Sub or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected.

4.5 Required Filings and Consents. Assuming the accuracy of the representations of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with, or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable foreign, federal or state securities or blue sky laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, (c) such filings as may be required under the rules and regulations of the NASDAQ and the NYSE, (d) the filing with the SEC of the Proxy Statement/Prospectus and the Form S-4 and (e) consents, approvals, authorizations or permits of, filings and registrations with or notifications to, any Governmental Entity, the failure of which to obtain or make has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6 Parent Shares. Upon issuance, the Parent Shares will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than Permitted Liens).

4.7 Compliance with Law. Neither Parent nor any Parent Subsidiary is, and since January 1, 2016 has not been, in conflict with, default under or violation of any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, except for any conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8 SEC Filings; Financial Statements.

(a) Since January 1, 2016, Parent has, in all material respects, timely filed with or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it to the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by Parent with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Parent SEC Documents (i) did not (or, with respect to the Parent SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC applicable thereunder and the listing and corporate governance rules and regulations of the NYSE. None of the Parent Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent or any Parent Subsidiary relating to the Parent SEC Documents. To the Knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and the consolidated Parent Subsidiaries (including, in each case, any related notes thereto) included in the Parent SEC Documents (collectively, the “Parent Financial Statements”) (i) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the consolidated Parent Subsidiaries, taken as a whole, as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of notes and except as may be indicated in the notes thereto).

(c) As of the date hereof, neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in the Parent SEC Documents.

4.9 Internal Controls. Parent has designed and maintains in all material respects a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for Parent and the Parent Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP. Parent (a) maintains in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports and (b) based on its most recent evaluation of internal controls prior to the date hereof, has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

4.10 Absence of Certain Events. Since January 1, 2018 until the date hereof, there has not occurred any event, development, occurrence or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.11 Litigation. As of the date hereof, there is no Proceeding to which Parent or any Parent Subsidiary is a party pending or, to the Knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.12 Form S-4; Proxy Statement/Prospectus. None of the information in the Form S-4 or the Proxy Statement/Prospectus to be supplied by Parent or the Parent Subsidiaries for inclusion therein will, at the time of the mailing of the Proxy Statement/Prospectus or any amendments or supplements thereto, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable Laws, including the provisions of the Securities Act and the Exchange Act, except that no representation is made by Parent with respect to information supplied by the Company for inclusion therein.

4.13 Brokers. Except for Parent’s obligations to Citigroup Global Markets, Inc., no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of Parent or any Parent Subsidiary or any of their respective officers, directors or employees.

4.14 Ownership of Company Capital Stock. None of Parent, Merger Sub or any other Parent Subsidiary beneficially owns any Company Shares or is party to any derivative or hedging arrangement, short position, borrowing or lending of Company Shares or other Contract or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from, Share price changes for, or to increase or decrease the voting power of, Parent, Merger Sub or any other affiliate of Parent, in each case, with respect to Company Shares. None of Parent, Merger Sub or any other Parent Subsidiary is, or at any time during the last three (3) years has Parent, Merger Sub or any other Parent Subsidiary been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.15 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued and are wholly owned by Intermediate Parent. Merger Sub was formed solely for purposes the Merger and, except for matters incidental to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, Merger Sub has not prior to the date hereof engaged in any business or other activities.

4.16 Sufficient Authorized but Unissued Shares. At the Effective Time, Parent will have sufficient authorized but unissued shares or treasury shares for Parent to meet its obligation to deliver the Parent Shares under this Agreement, and at the Effective Time, the Parent shall deliver Parent Shares, free and clear of all Liens, other than Permitted Liens.

4.17 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or pursuant to the rules of the NYSE, for Parent to consummate the transactions contemplated hereby, including in order for Parent to issue such number of Parent Shares constituting the aggregate Stock Election Consideration and Mixed Stock Consideration in connection with the Merger. Effective immediately following the execution of this Agreement by the parties hereto, the sole stockholder of Merger Sub has approved and adopted this Agreement and delivered to the Company evidence of its action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

4.18 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 4, none of Parent, any of its affiliates or any other Person on behalf of Parent makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Parent, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent, Merger Sub nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company’s or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4.

4.19 Financing.

(a) Parent is a party to and has accepted a fully executed commitment letter dated June 7, 2018 (as the same may be amended or replaced, in each case in accordance with Section 5.13(a), the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Financing.”

(b) Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee, pricing, “price flex” and other economic provisions that could not reasonably be expect to affect the conditionality, enforceability, availability or principal amount of the Financing.

(c) Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Financing in the amount contemplated by the Commitment Letter. Assuming the satisfaction of the conditions set forth in Sections 6.2(a) and 6.2(b), Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge that any of the Lenders will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Financing that could affect the conditionality, enforceability, principal amount or availability of the Financing contemplated by the Commitment Letter.

(d) Assuming the satisfaction of the conditions set forth in Sections 6.2(a) and 6.2(b), the Financing, when funded in accordance with the terms of the Commitment Letter, together with available cash of the Company and the Company Subsidiaries, Parent, the Parent Subsidiaries and Merger Sub, will provide Parent with net cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letter, including the payment of the cash portion of the Merger Consideration, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, any payments in respect of equity compensation obligations to be made in connection with the Merger, and any repayment or refinancing of any outstanding indebtedness of Parent, the Company and their respective Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letter (such amounts, collectively, the “Merger Amounts”).

(e) The Commitment Letter constitutes the legal, valid and binding obligation of all the parties thereto and is in full force and effect (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief). As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letter, and Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Parent on a timely basis or that the Financing will not be available to Parent on the date of the Closing. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. As of the date hereof, (i) the Commitment Letter has not been modified, amended or altered, (ii) none of the respective commitments thereunder has been withdrawn or rescinded in any respect and (iii) to the Knowledge of Parent, no modification or amendment to the Commitment Letter is currently contemplated (except any modification or amendment solely to the extent necessary to add lenders, lead arrangers, book-runners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement (including in replacement of a Lender)).

(f) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

4.20 Solvency. On the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Merger and any financing being entered into by Parent or Merger Sub in connection therewith) and the payment of all related fees and expenses, and assuming the satisfaction of the conditions in Sections 6.1 and 6.2:

(a) the Fair Value of the assets of Parent and the Parent Subsidiaries, on a consolidated basis, shall exceed their Liabilities;

(b) the Present Fair Saleable Value of the assets of Parent and the Parent Subsidiaries on a consolidated basis, shall exceed their Liabilities;

(c) Parent and the Parent Subsidiaries, on a consolidated basis, shall be able to pay their Liabilities as they mature; and

(d) Parent and the Parent Subsidiaries, on a consolidated basis, shall not be left with unreasonably small capital to carry on its businesses and all businesses in which it is about to engage.

For purposes of this Section 4.20, the following terms have the following meanings:

(i) “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and the Parent Subsidiaries, on a consolidated basis, would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(ii) “Liabilities” means the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of Parent and the Parent Subsidiaries taken as a whole, as of the Closing Date immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financing being entered into in connection therewith), determined in accordance with GAAP consistently applied. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

(iii) “Present Fair Saleable Value” means the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of Parent and the Parent Subsidiaries, on a consolidated basis, are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company and Parent Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as expressly required by this Agreement, or otherwise with the prior written consent of Parent, the Company will, and will cause each Company Subsidiary to, use its commercially reasonable efforts to (i) conduct its operations only in the ordinary course of business consistent with past practice, (ii) maintain and preserve substantially intact its business organization, (iii) preserve its relationships with key employees, customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with the Company or any of the Company Subsidiaries and (iv) comply in all material respects with applicable Law. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as required by applicable Law or as expressly required by this Agreement (other than by Section 5.4), or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i) through (v), (viii), (ix) or (xviii)), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7:

(i) amend, modify, waive, rescind or otherwise change the Company Charter or the Company Bylaws or the comparable organizational and governance documents of any Company Subsidiary;

(ii) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or any rights based on the value of any such Equity Interests (except for transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries), other than (A) the issuance of Company Shares upon the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards outstanding as of the date hereof or granted thereafter in accordance with this Agreement or (B) pursuant to requirements of the Contracts of the Company or any Company Subsidiary that have been disclosed or made available to Parent and are described in Section 5.1(a)(ii) of the Company Disclosure Letter, in each case as in existence on the date and on the terms as in effect on the date hereof;

(iii) except in the ordinary course of business consistent with past practice, directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than any Permitted Lien, any Lien securing the obligations of the Company or any of its Subsidiaries under the “Loan Documents” as defined in the Revolving Credit Agreement or any Lien of the type contemplated pursuant to Section 5.1(a)(viii)(A)(ii)) or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest (except, in each case, for transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries); provided, that any sale, lease, license, abandonment or other disposition of real property contemplated by this Section 5.1(a)(iii) shall be subject to the limitations set forth in Section 5.1(a)(x);

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary);

(v) reclassify, combine, split, subdivide or make any similar change or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s capital stock or other Equity Interests or the Equity Interests of any Company Subsidiary, except (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Stock Options to be able to pay the exercise price thereof in accordance with the terms of such Company Options, (B) the withholding or disposition of Company Shares to satisfy withholding Tax obligations with respect to Company Equity Awards in accordance with the terms of such Company Equity Awards or (C) upon the forfeiture of outstanding Company Equity Awards;

(vi) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions between wholly owned Company Subsidiaries;

(vii) acquire (including by merger, consolidation or acquisition of stock or assets) any Equity Interest in or material assets of any Person, business or division thereof, or make any loan, advance or capital contribution to, or investment in, any Person, business or division thereof, except with respect to such acquisitions, loans, advances, contributions or investments that are in the ordinary course and are for consideration (including assumed indebtedness for borrowed money, if applicable) not exceeding one million five hundred thousand dollars ($1,500,000) individually or five million dollars ($5,000,000) for all such transactions by the Company and Company Subsidiaries in the aggregate and not including any right of any counterparty thereto to specific performance or any similar concept, except, in each case, for (A) transactions between the Company and any wholly owned Company Subsidiary and not involving any Third Party or (B) transactions between wholly owned Company Subsidiaries and not involving any Third Party; provided, that any purchase of real property contemplated by this Section 5.1(a)(vii) shall be subject to the limitations set forth in Section 5.1(a)(x);

(viii) (A) incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations in respect of indebtedness for borrowed money or debt securities of any Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, except (i) for transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, (ii) letters of credit, surety bonds and similar instruments issued in the ordinary course of the Company’s business consistent with past practice, including the pledging of cash or other security as may be required by the issuer in connection therewith or (iii) for borrowings in the ordinary course of business under the Company’s existing credit facilities, which facilities are disclosed in the notes to the financial statements included in the Company 10-K or the notes to the financial information included in the Company 10-Q (provided, that the principal amount of any indebtedness incurred by the Company and the Company Subsidiaries pursuant to this clause (iii) does not exceed five million dollars ($5,000,000) in the aggregate) or (B) make any loans or capital contributions to, or investments in, any other Person, other than to any wholly owned Company Subsidiary;

(ix) (A) other than in the ordinary course of business or in connection with any transaction permitted by Section 5.1(a)(vi) above, enter into any Contract that includes a change of control or similar provision that would require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties thereto in connection with the consummation of the Merger or the other transactions contemplated by this Agreement or any future change of control, (B) enter into any Contract that would have been a Company Material Contract or Real Property Lease if it were in effect as of the date hereof, or (C) materially modify or materially amend in a manner adverse to the Company, cancel or terminate or waive, release or assign any material rights or claims with respect to, any Company Material Contract or Real Property Lease; provided, that any entering into, modifying or amending of agreements respecting real property contemplated by this Section 5.1(a)(ix) shall be subject to the limitations set forth in Section 5.1(a)(x);

(x) (A) make any disposal of any Owned Real Property, other than sales to homebuyers in the ordinary course of business consistent with past practice, (B) purchase or otherwise acquire (x) any real property or any interest therein or (y) a leasehold interest in any material real property, except in the case of clause (A) and (B), for (1) purchases or sales of property or assets in accordance with contracts entered into before the date of this Agreement and made available to Parent, or (2) transactions not exceeding three million dollars ($3,000,000) individually or five million dollars ($5,000,000) in the aggregate, (C) enter into any agreement for real property that requires the Company or any Company Subsidiary to make a deposit exceeding five hundred thousand dollars ($500,000) or grants the counterparty thereto any right to specific performance or any similar concept or (D) (x) accelerate the timing of any lot or bulk takedowns beyond the contractually required timing with respect to such takedowns for those property purchases listed in Section II of the 2018 Property Acquisition and Disposition Plan previously made available to Parent and described in Section 5.1(a)(x) of the Company Disclosure Letter (the “2018 Property Plan”), (y) make any lot or bulk takedowns for those property purchases listed in Section III of the 2018 Property Plan or (z) with respect to those property purchases listed in Section IV of the 2018 Property Plan, fail to use commercially reasonable efforts to delay the consummation of the applicable takedown to a date later than the Closing Date;

(xi) except to comply with any Benefit Plan as in effect on the date of this Agreement, (A) increase the compensation or benefits of any Participant, except for routine merit-based increases in cash compensation to Participants in the ordinary course of business consistent with past practice for employees who have an annual base salary that is less than one hundred thousand dollars ($100,000); (B) grant any rights to severance, change of control, retention or termination pay to any individual independent contractor, employee, director or executive officer, whether pursuant to an employment agreement, severance agreement or otherwise, other than payments of severance benefits in the ordinary course of business, consistent with past practice, to employees who have an annual base salary that is less than one hundred thousand dollars ($100,000) whose employment is terminated in accordance with clause (E); (C) establish, adopt, enter into, amend in any material respect or terminate any Benefit Plan or any other collective bargaining agreement; (D) take any action to amend or waive any performance or vesting criteria or accelerate the vesting, exercisability or funding under any Benefit Plan; or (E) hire or terminate (other than for cause) the employment or service of any individual independent contractor, employee, director or executive officer of the Company, other than in the ordinary course of business, consistent with past practice with respect to any such person who has an annual base salary that is less than one hundred thousand dollars ($100,000);

(xii) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or Law;

(xiii) other than in the ordinary course of business or as required by applicable Law, (A) make or change any material Tax election, (B) file any material amended Tax Return (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any Company Subsidiary for an amount materially in excess of amounts reserved, (D) enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes; or (E) surrender any right to claim a material Tax credit or refund;

(xiv) waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation arising in connection with this Agreement or the transactions contemplated hereby, which is governed by Section 5.11) or other Proceedings other than settlements of, or compromises for, any such litigation or other Proceedings (A) funded, subject to payment of a deductible not to exceed two hundred fifty thousand dollars ($250,000), solely by insurance coverage maintained by the Company or the Company Subsidiaries or (B) for less than two hundred fifty thousand dollars ($250,000) (after taking into account insurance coverage maintained by the Company or the Company Subsidiaries) in the aggregate, in each case that would not involve injunctive or equitable relief or impose any restrictions or changes on the business or operations of the Company or any Company Subsidiary and without any admission of wrongdoing or liability or other adverse consequences on the Company or Parent or any of their respective Subsidiaries; provided, however, the Company shall not, and shall not permit any Company Subsidiary to, settle or compromise the litigation matter listed on Section 5.1(a)(xv) of the Company Disclosure Letter;

(xv) (A) make any capital expenditure in excess of five hundred thousand dollars ($500,000) in the aggregate, which, for the avoidance of doubt, does not include expenditures related to land, which are the subject of Section 5.1(a)(x), land development and construction costs or (B) make any expenditure related to the transactions contemplated hereby to any Person set forth on Section 3.23 of the Company Disclosure Letter in excess of the good faith estimate of the amounts payable to such Person in connection with the transactions contemplated hereby set forth on Section 3.23 of the Company Disclosure Letter, absent any change in circumstances after the date hereof reasonably justifying such expenditure;

(xvi) enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any affiliate or director or officer of the Company on the other hand, other than in the ordinary course of business;

(xvii) make any loans or advances (other than advances in the ordinary course of business for travel and other normal business expenses) to stockholders, directors, officers or employees of the Company;

(xviii) commence any new line of business;

(xix) omit to take any action necessary to maintain or renew any material Company Intellectual Property that is registered, issued or the subject of a pending application; or

(xx) authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

(b) Parent agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as expressly required by this Agreement, or otherwise with the prior written consent of the Company, Parent will, and will cause each Parent Subsidiary to, use its commercially reasonable efforts to (i) conduct its operations only in the ordinary course of business, (ii) maintain and preserve substantially intact its business organization, and (iii) comply in all material respects with applicable Law; provided, that (x) any action or failure to act by Parent or any Parent Subsidiary that generates, or would reasonably be expected to generate available cash and (y) any action or failure to act by Parent or any Parent Subsidiary that is otherwise required or expressly permitted by this Agreement (including, for the avoidance of doubt, compliance with Section 5.13), in each case of clauses (x) and (y), shall not be a violation of the covenant set forth in this sentence. Without limiting the foregoing, and as an extension thereof, except as required by applicable Law or as expressly required by this Agreement, or otherwise with the prior written consent of the Company, Parent shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7:

(i) amend, modify, waive, rescind or otherwise change Parent’s or Merger Sub’s certificate of incorporation or bylaws in any manner that would be reasonably expected to have a Parent Material Adverse Effect;

(ii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any capital stock or other Equity Interests of Parent, or reclassify, combine, split, subdivide or make any similar change or amend the terms of, directly or indirectly, any capital stock or other Equity Interests of Parent (other than issuances of awards under, or modifications to, the Parent Equity Plans, including existing awards thereunder);

(iii) acquire (including by merger, consolidation, acquisition of stock or assets, recapitalization, joint venture or otherwise) any business, material assets or securities of any Person if such acquisition would reasonably be expected to have a Parent Material Adverse Effect; or

(iv) authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

5.2 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall, and shall cause the Company Subsidiaries to (i) provide to Parent and Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, financing sources (including the Financing Sources) and authorized agents (collectively, the “Parent Representatives”) reasonable access, during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and the Company Subsidiaries, upon prior written notice to the Company, to the officers, employees, properties, Company Permits, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof, (ii) use commercially reasonable efforts to furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, Company Permits, personnel, assets and liabilities of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would (A) result in the loss of attorney-client, work product or other privilege, (B) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any Third Party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Company Subsidiary is a party or (C) breach, contravene or violate any applicable Law (including Competition Laws); provided, that the Company shall use its reasonable best efforts to cause such information to be provided in a manner that would not violate the foregoing.

(b) Each of Parent and Merger Sub hereby agrees that all information provided to it or any Parent Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Information,” as such term is used in, and shall be treated in accordance with, the confidentiality agreement, effective as of March 7, 2018, between the Company and Parent (the “Confidentiality Agreement”).

5.3 No Solicitation.

(a) Subject to the other clauses of this Section 5.3, from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement pursuant to Article 7, the Company shall not, and shall cause the Company Subsidiaries not to, and shall instruct and use commercially reasonable efforts to cause the Company Representatives (on behalf of the Company or the Company Subsidiaries) not to, (i) initiate, solicit, knowingly facilitate (including by providing any non-public information concerning the Company or any Company Subsidiary to any Person or group for the purpose of facilitating any inquiries, proposals or offers relating to any Acquisition Proposal) or knowingly encourage the submission or announcement of any inquiries, proposals or offers relating to any Acquisition Proposal or engage in any discussions or negotiations with respect thereto (other than informing any Third Party of the existence of the provisions contained in this Section 5.3) (provided, that the Company may ascertain facts from any Person making an Acquisition Proposal for the purpose of the Company Board’s informing itself about such Acquisition Proposal and the Third Party making it), (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iii) withhold, withdraw or rescind (or change or qualify, in a manner adverse to Parent or Merger Sub), or publicly propose to withhold, withdraw or rescind (or change or qualify, in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, including the failure to include the Company Board Recommendation in the Proxy Statement/Prospectus, (iv) enter into any merger agreement, letter of intent or other similar agreement relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing (any action set forth in the foregoing clause (ii), (iii) or (v) (to the extent related to the foregoing clause (ii) or (iii)), a “Change of Board Recommendation”). Subject to the other clauses of this Section 5.3, the Company shall, and shall cause the Company Subsidiaries and shall instruct and use commercially reasonable efforts to cause the Company Representatives to, (A) promptly (and, in any event, within 24 hours after the execution of this Agreement) cease any discussion or negotiation with any Persons (other than Parent and its affiliates and representatives) conducted prior to the date hereof by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal, (B) promptly (and, in any event, within 24 hours after the execution of this Agreement) terminate access by any Third Party to any physical or electronic data room relating to any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal and (C) promptly (and in any event within seventy-two (72) hours after the date of this Agreement) request the prompt return or destruction of any confidential information provided to any Third Party within the twelve (12) months immediately preceding the date of this Agreement in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal (it being understood that, for the avoidance of doubt, to the extent any contact by the Company or any Company Representative with any Person is in furtherance of the Company’s obligations pursuant to this clause (C), such contact shall not violate the other restrictions of this Section 5.3). Any material violations of the restrictions set forth in this Section 5.3 by any Company Subsidiary or any director or executive officer of the Company or any Company Subsidiary shall be deemed to be a material breach of this Section 5.3 by the Company.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date hereof and prior to the time that the Company Stockholder Approval is obtained, the Company receives a bona fide written Acquisition Proposal from a Third Party, which Acquisition Proposal was made or renewed on or after the date of this Agreement and does not result from a breach of the obligations set forth in Section 5.3(a), (i) the Company and the Company Representatives shall be permitted to participate in discussions regarding such Acquisition Proposal solely to clarify the terms and conditions of such Acquisition Proposal and (ii) if the Company Board determines in good faith, after consultation with its advisors, based on information then available, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and the failure to take the following actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may (i) furnish information with respect to the Company and the Company Subsidiaries (including nonpublic information) to the Third Party making such Acquisition Proposal, its representatives and potential sources of financing and (ii) participate in discussions or negotiations with the Third Party making such Acquisition Proposal, its representatives and potential sources of financing regarding such Acquisition Proposal (subject to promptly and, in any event, within twenty-four (24) hours, notifying Parent of the status and material details thereof (including copies of any written documentation that is material to such Acquisition Proposal); provided that the Company (A) will not, and will cause the Company Subsidiaries not to, and will instruct the Company Representatives not to, disclose any material nonpublic information to such Person without first entering into an Acceptable Confidentiality Agreement with such Person and (B) will provide to Parent any material nonpublic information concerning the Company or the Company Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent as promptly as practicable (and, in any event, within twenty-four (24) hours of providing such information to such other Person).

(c) The Company shall promptly (and in any event within twenty-four (24) hours after knowledge of receipt by an executive officer or director of the Company) notify Parent in the event that the Company receives (or obtains Knowledge that any Company Representative has received) any Acquisition Proposal. The Company shall notify Parent promptly (and in any event within twenty-four (24) hours after knowledge of receipt by an executive officer or director of the Company) provide to Parent the identity of the Third Party making such Acquisition Proposal and a copy of such Acquisition Proposal (or, where no such copy is available, a reasonable summary of the material terms and conditions of such Acquisition Proposal). Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3(b). Thereafter, the Company shall keep Parent informed on a prompt (and, in any event, within twenty-four (24) hours) basis of the status and material details (including amendments or proposed amendments) of any such Acquisition Proposal (including by providing copies of any written documentation material to such Acquisition Proposal).

(d) Notwithstanding anything to the contrary contained in Section 5.3(a), if the Company has received a bona fide written Acquisition Proposal that (i) has not been withdrawn, (ii) did not result from a breach of the obligations set forth in Section 5.3(a) and (iii) that the Company Board determines in good faith, after consultation with its advisors, constitutes a Superior Proposal, the Company Board may at any time prior to the time that the Company Stockholder Approval is obtained, (A) effect a Change of Board Recommendation with respect to such Superior Proposal or (B) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, in either case, subject to the requirements of Section 5.3(f) and, in the case of clause (B), provided, that the Company (x) pays, or causes to be paid, to Intermediate Parent the Termination Fee payable pursuant to Section 7.3(a) prior to or concurrently with such termination and (y) immediately following or concurrently with such termination, enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Proposal.

(e) Notwithstanding anything to the contrary contained in Section 5.3(a), the Company Board may, at any time prior to the time that the Company Stockholder Approval is obtained, and subject to compliance with the requirements of Section 5.3(f), effect a Change of Board Recommendation if (i) the Company Board determines that an Intervening Event has occurred and is continuing and (ii) the Company Board determines in good faith, after consultation with outside counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

(f) The Company shall not be entitled to effect a Change of Board Recommendation pursuant to Section 5.3(d) or Section 5.3(e) or terminate this Agreement pursuant to Section 5.3(d) and Section 7.1(f) unless (x) the Company shall have provided to Parent at least three (3) Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Acquisition Proposal (and shall have provided to Parent a copy of the available proposed transaction agreement to be entered into in respect of such Acquisition Proposal) or details of such Intervening Event, as applicable, and (y):

(i) during the Notice Period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent that would reasonably be expected to (A) obviate the need to effect a Change of Board Recommendation or (B) cause such Acquisition Proposal to no longer constitute a Superior Proposal, as applicable; and

(ii) the Company Board shall have considered in good faith any adjustments or proposed amendments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 a.m., New York City time, on the last day of the Notice Period and shall have determined in good faith, after consultation with its advisors and outside counsel, that the failure to make a Change of Board Recommendation pursuant to Section 5.3(d) or Section 5.3(e) or terminate this Agreement pursuant to Section 5.3(d) and Section 7.1(f), as applicable, would be inconsistent with its fiduciary duties under applicable Law. Any (A) material changes relating to such Intervening Event or (B) material revisions to such Superior Proposal offered in writing by the party making such Superior Proposal, as applicable, shall constitute a new Intervening Event or Acquisition Proposal, as applicable, and, in each case, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(f) with respect to such new written notice, except that the Notice Period shall be two (2) Business Days with respect thereto, but no such new written notice shall shorten the original Notice Period.

(g) Nothing contained in this Section 5.3 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties or violate applicable Law. The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, in which the Company indicates that it has not changed the Company Board Recommendation as of the date of such statement, shall not constitute a Change of Board Recommendation.

(h) Notwithstanding any provision of Section 5.3(a) to the contrary, the Company shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided, however, at any time prior to obtaining the Company Stockholder Approval, the Company may grant a waiver or release under any standstill agreement, or any provision of any confidentiality or similar agreement with similar effect, (i) if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (ii) in response to an Acquisition Proposal made under such circumstances in which the Company is permitted under this Section 5.3 to participate in discussions regarding an Acquisition Proposal, but only to the extent necessary to allow it to pursue or consummate such Acquisition Proposal, subject to the conditions set forth in this Section 5.3. The Company shall provide written notice to Parent of waiver or release of any standstill by the Company, including disclosure of the identities of the parties thereto and a summary of the material circumstances relating thereto. Except for the waiver or release of any standstill, or any provision of any confidentiality or similar agreement with similar effect, as contemplated by this Section 5.3(h), the Company shall not release or permit the release of any Person from, or amend, waive, terminate or modify, and shall not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement or provision to which the Company or any Company Subsidiary is a party or under which the

Company or any Company Subsidiary has any rights. The Company shall not, and shall instruct and use commercially reasonable efforts to not permit any Company Representative (on the Company’s behalf) to, enter into any confidentiality or similar agreement subsequent to the date of this Agreement that prohibits the Company from providing to Parent the information specifically required to be provided to Parent pursuant to this Section 5.3.

5.4 Efforts.

(a) The Company, Parent and Merger Sub shall use reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, (ii) take all such actions (if any) as may be required to cause the expiration of the notice periods under Competition Laws with respect to such transactions as promptly as practicable after the execution of this Agreement, (iii) obtain (A) from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, to effect the Closing as promptly as practicable, and in any event not later than three (3) Business Days prior to the Outside Date, and to avoid any action or proceeding by any Governmental Entity or any other Person, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (B) from any Third Party any consents or notices that are required to be obtained or made by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, in connection with the transactions contemplated by this Agreement in the case of this clause (B), only to the extent that Parent, Merger Sub and the Company reasonably determine, after consultation and cooperation with one another, that such consent or notice should be obtained or made, (iv) cause the satisfaction of all conditions within its control set forth in Article 6, (v) defend and seek to prevent the initiation of all actions, lawsuits or other legal, regulatory or other Proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, nonappealable Order, (vi) seek to have lifted or rescinded any injunction or restraining order that may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, nonappealable Order, (vii) prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Third Party or any Governmental Entity to consummate the Merger or the other transactions contemplated by this Agreement, (viii) take all reasonable steps as may be necessary to obtain all such consents and approvals, and (ix) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under any other applicable Law; provided, however, that in no event shall anything in this Agreement require, or be construed to require, the Company, Parent, Merger Sub or any of their respective affiliates, or permit the Company or any Company Subsidiary or any of their respective affiliates, to (A) undertake any efforts, or to take or consent to any action, including those described in this Section 5.4(a), if such efforts, action or consent, individually or in the aggregate, would result in a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company and the Company Subsidiaries, taken as a whole, prior to the Effective Time, (B) take any actions, including the actions described in this Section 5.4(a), with respect to Parent, its affiliates or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements or (C) take or agree to take any action with respect to its business or operations in connection with obtaining approvals from any Governmental Entity, unless the effectiveness of such agreement or action is conditioned upon the occurrence of the Closing.

No party to this Agreement shall consent to any delay of the Closing at the behest of any Governmental Entity without the consent of the other parties to this Agreement. Parent and Merger Sub shall not, except as may be consented to in advance in writing by the Company, directly or indirectly through one or more of its affiliates, acquire any Person or material assets thereof or interest therein, if such acquisition would reasonably be expected to cause a delay beyond the Outside Date or prevent the consummation of the Merger.

(b) Without limiting the generality of anything contained in this Section 5.4, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other parties notified as to the status of any such request, inquiry, investigation, action or other Proceeding, (iii) promptly notify the other parties of any oral or written communication to or from any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement and (iv) promptly provide to the other parties copies of any written communications received or provided by such party, or any of its Subsidiaries, from or to any Governmental Entity with respect to the Merger or any other transactions contemplated by this Agreement; provided that Parent and the Company may, as each reasonably and in good faith deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Each party hereto will consult and cooperate with the other parties with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or any transactions contemplated by this Agreement and will permit the other parties to review and discuss in advance and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation, action or other Proceeding other than the matters contemplated by Section 5.11, in connection with or related to the Merger or the other transactions contemplated hereby, each party hereto will consult with the other parties in advance and give the other parties or their authorized representatives the opportunity to be present at each meeting or teleconference relating to such request, inquiry, investigation, action or other Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Proceeding. Notwithstanding anything to the contrary herein, Parent and Company shall jointly control all aspects of the parties’ efforts to gain regulatory clearance either before any Governmental Entity or in any action brought to enjoin the transactions contemplated hereby pursuant to any Competition Law, and shall consult and cooperate with one another, and consider in good faith the views of one another in doing so

(c) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Prior to the Effective Time, the Company shall exercise, subject to the terms and conditions of this Agreement, control over its business operations.

5.5 Preparation of Proxy Statement; Stockholders Meetings.

(a) Parent and the Company shall cooperate in preparing, and as promptly as reasonably practicable (but no later than thirty-five (35) days) following the date hereof, file the Proxy Statement/Prospectus and Form S-4. The Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Subject to Sections 5.3(d) and 5.3(e) and the other applicable terms of this Agreement, the Proxy Statement/Prospectus shall reflect the Company Board Recommendation and also include, in their entirety, the Fairness Opinions, together with summaries thereof. Parent shall use reasonable best efforts, and the Company shall cooperate with Parent, to have the Form S-4 declared effective by the SEC and to keep the Form S-4 effective through the Closing in order to consummate the Merger and the transactions contemplated hereby. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Shares, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Each of Parent or the Company shall, as promptly as practicable after receipt thereof, provide the other parties with copies of any written comments, and advise each other of any oral comments, with respect to the Proxy Statement/Prospectus or Form S-4 received from the SEC. Parent and the Company shall cooperate and provide each other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and shall give reasonable and good faith consideration to any comments thereon made by the other party or its counsel, and will provide each other with a copy of all such filings made with the SEC. Subject to Section 5.3(g), but notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Form S-4 shall be made without providing the other party a reasonable opportunity to review and comment thereon and without the parties consulting and cooperating with one another, and considering in good faith the view of one another in doing so (provided, that, without limiting the foregoing, no amendment or supplement to the Proxy Statement/Prospectus shall be made without the approval of both the Company and Parent, which approval shall not be unreasonably withheld, conditioned or delayed). If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other parties and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of the Company in accordance with applicable Law.

(b) The Company shall duly take all lawful action to call, give notice of, convene and hold the Company Stockholders Meeting as soon as practicable following the declaration of effectiveness of the Form S-4 by the SEC for the purpose of obtaining the Company Stockholder Approval. The record date for the Company Stockholders Meeting shall be determined by the Company with prior consultation with Parent; provided, that the Company shall not change the date of (or the record date for), postpone or adjourn the Company Stockholders Meeting without the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), provided, however, that the Company shall (i) be entitled to postpone or adjourn the Company Stockholders Meeting on one or more occasions without the prior consent of Parent and (ii) shall postpone or adjourn the Company Stockholders Meeting on one or more occasions if so requested by Parent, in each case, if, on the date for which the Company Stockholders Meeting is then scheduled, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Stockholder Approval, whether or not a quorum is present.

(c) The Company Board shall, except in the case of a Change of Board Recommendation made in accordance with the terms and conditions of this Agreement, recommend the adoption of this Agreement by the Company stockholders to the effect as set forth in Section 3.3, and, subject to Section 5.3, shall use reasonable best efforts to solicit the Company Stockholder Approval. Notwithstanding any Change in Board Recommendation pursuant to Section 5.3, unless this Agreement is terminated in accordance with its terms, this Agreement shall be submitted to the Company’s stockholders at the Company Stockholders Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation. The Company shall, upon the reasonable request of Parent, during the last seven (7) Business Days prior to the date of the Company Stockholders Meeting, request its proxy solicitor to advise Parent at least one (1) time each Business Day as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent (which shall not be unconditionally withheld, delayed or conditioned), and except as required by applicable Law or the rules and regulations of NASDAQ, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedural matters) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

5.6 Public Announcements. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not, and shall cause their respective controlled affiliates not to, issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement, (b) with respect to any press release or other public statement by the Company permitted by Section 5.3 or (c) statements consistent in all material respects with any release, disclosure or other public statement previously made in accordance with this Section 5.6. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.

5.7 Employee Benefit Matters.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Surviving Corporation to, honor all Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time. For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each Person who is employed by the Company or the Company Subsidiaries immediately prior to the Effective Time who continues in the employ of Parent, the Surviving Corporation or any of their respective affiliates on or after the Effective Time (“Company Employees”) (i) a base salary or wage rate and short-term incentive cash compensation opportunities that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time and (ii) all other compensation and employee benefits that are no less favorable in the aggregate than those provided to the Company Employee immediately before the Effective Time.

(b) For purposes of vesting, eligibility to participate and for calculating severance and vacation entitlements under the employee benefit plans of Parent and the Parent Subsidiaries (each, a “New Plan”), each Company Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled before the Effective Time, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans is comparable to a Benefit Plan in which such Company Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall use its commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Benefit Plans will occur at the Effective Time.

(d) The Company may implement a retention program in accordance with Section 5.7(d) of the Company Disclosure Letter.

(e) Nothing in this Agreement shall confer upon any Company Employee or other Person any right to continue in the employ or service of the Company, the Surviving Corporation, Parent, the Parent Subsidiaries or any of their respective affiliates. Except as expressly set forth in this Section 5.7, no provision of this Agreement: (i) shall limit the ability of the Company or any of its affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Subsidiaries (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries).

5.8 Indemnification of Directors and Officers.

(a) For six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless all past and present directors, officers and employees of the Company or each Company Subsidiary (collectively, the “Covered Persons”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees and made available to Parent (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable Law, arising out of acts or omissions in their capacity as directors or officers of the Company or any Company Subsidiary occurring at or prior to the Effective Time. Without limiting the foregoing, Parent shall cause the Surviving Corporation to indemnify and hold harmless the Covered Persons to the fullest extent permitted by applicable Law for acts or omissions occurring in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. Parent shall cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.8 in accordance with the procedures (if any) set forth in the Company

Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and any Existing Indemnification Agreements; provided, that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under this Section 5.8 or otherwise. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.8 shall continue in effect until the final disposition of such Proceeding or investigation.

(b) For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws. Following the Effective Time, the Existing Indemnification Agreements shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms.

(c) For not less than six (6) years from and after the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries (true and complete copies of which have been previously made available to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time, which policies shall be approved by Parent and provide such directors and officers with coverage for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of this Agreement and the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.8.

(e) The obligations under this Section 5.8 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns); it being expressly agreed that the Covered Persons (including successors and assigns) shall be third party beneficiaries of this Section 5.8. In the event of any breach by the Surviving Corporation or Parent of this Section 5.8, the Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 5.8 as such fees are incurred upon the written request of such Covered Person.

5.9 Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent, Merger Sub, this Agreement, the Merger or any other transactions contemplated by this Agreement, then Parent, Merger Sub and the Company shall cooperate and take all action reasonably available to render such Law inapplicable to the foregoing. Neither Parent, Merger Sub nor the Company will take any action that would cause this Agreement, the Merger or the other transactions contemplated by this Agreement to be subject to the requirements imposed by any such Laws.

5.10 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Shares and Company Equity Awards pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

5.11 Stockholder Litigation. The parties shall cooperate and consult with one another in connection with any Proceeding by the Company’s stockholders against the Company or any of its directors, officers or affiliates with respect to this Agreement or the transactions contemplated hereby and the Company shall give Parent notice of any such Proceeding as promptly as practicable. The Company shall not compromise or settle any Proceeding commenced against it or its directors, officers or affiliates relating to this Agreement or the transactions contemplated hereby (including the Merger) without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

5.12 Stock Exchange Listing. Prior to the Effective Time, Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the Parent Shares to be issued in the Merger and such other Parent Shares to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance. The Company shall cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of the Company and of the Company Shares from NASDAQ as promptly as practicable after the Effective Time and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting.

5.13 Financing and Financing Cooperation.

(a) Each of Parent and Intermediate Parent shall use its reasonable best efforts to take, or use reasonable best efforts to cause to be taken all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts to: (i) maintain in effect the Commitment Letter, (ii) negotiate definitive agreements (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Financing) with respect to the Financing (the “Definitive Agreements”) not less favorable to Parent, Intermediate Parent and Merger Sub with respect to conditionality than the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfy (or, if deemed advisable by Parent, seek the waiver of) on a timely basis all conditions in the Commitment Letter and the Definitive Agreements that are under its control and comply with its obligations thereunder. In the event that all conditions contained in the Commitment Letter (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied, Parent and Intermediate Parent shall use reasonable best efforts to enforce its rights under the Commitment Letter and the Definitive Documents in a timely and diligent manner to cause the Lenders to comply with their respective obligations thereunder, including to fund the Financing.

(i) Neither Parent nor Intermediate Parent shall, nor shall they permit Merger Sub to, without the prior written consent of the Company: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letter or Definitive Agreements if such amendment, modification, waiver or remedy (1) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (2) reduces the amount of the Financing, (3) adversely affects the ability of Parent or Intermediate Parent to enforce its rights against other parties to the Commitment Letter or Definitive Agreements relative to the ability of Parent to enforce its rights against the other parties to the Commitment Letter as in effect on the date hereof or (4) would otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement (provided, that, for the avoidance of doubt, Parent may amend the Commitment Letter to add lenders, lead arrangers, book-runners, syndication agents or similar entities who had not executed such Commitment Letter as of the date of this Agreement, if the addition of such parties, individually or in the aggregate, does not add new (or adversely modify any existing) conditions to the consummation of the Financing); or (B) terminate the Commitment Letter or any Definitive Agreement. Parent and Intermediate Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement.

(ii) In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Parent will (A) use reasonable best efforts to obtain alternative debt financing in an amount sufficient, when taken together with available cash of Parent, the Parent Subsidiaries, the Company and the Company Subsidiaries and the available portion of the

Financing, to fund the cash portion of the Merger Consideration and the other Merger Amounts (the “Alternate Financing”) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Financing and (B) promptly notify the Company of such unavailability and the reason therefor. In furtherance of and not in limitation of the foregoing, in the event that (1) any portion of the Financing or any financing in connection with the transactions contemplated by this Agreement structured as high yield or debt securities financing is unavailable, regardless of the reason therefor, (2) all conditions contained in Section 6.1 and Section 6.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing, and (y) those conditions the failure of which to be satisfied is attributable to a breach by Parent, Intermediate Parent or Merger Sub of their representations, warranties, covenants or agreements contained in this Agreement), (3) the Marketing Period shall have ended and (4) the bridge facilities contemplated by the Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 5.13) are available on the terms and conditions described in the Commitment Letter (or replacements thereof), then each of Parent, Intermediate Parent and Merger Sub shall use their reasonable best efforts to cause the proceeds of such bridge financing to be used immediately in lieu of such affected portion of the high yield financing. For the purposes of this Agreement, in the event any Alternate Financing is obtained and an alternate commitment letter (or similar agreement) (the “Alternate Commitment Letter”) is entered into in compliance herewith, (A) any reference in this Agreement to “Financing” shall mean the financing contemplated by the Commitment Letter as modified pursuant to clause (B) below and any Definitive Agreements (including definitive agreements relating to Alternate Financing), and (B) the term Commitment Letter (or defined terms that use such phrase) shall be deemed to include any Commitment Letter remaining in effect at the time in question and any Alternate Commitment Letter to the extent then in effect. Parent and Intermediate Parent shall provide the Company with prompt notice of any material breach, material default, termination or repudiation by any party to the Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Lender or other Alternate Financing source with respect to any material breach, material default, termination or repudiation by any party to the Commitment Letter or any Definitive Agreement of any provision thereof. Upon request of the Company, Parent shall appraise the Company of developments relating to the Financing. The foregoing notwithstanding, compliance by Parent and/or Merger Sub with this Section 5.13 shall not relieve Parent, Intermediate Parent and Merger Sub of their obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(b) Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to provide and use reasonable best efforts to cause its officers, employees, consultants, agents, advisors and other representatives, including legal and accounting, (the “Financing Representatives”) to provide, all customary cooperation reasonably requested by Parent in connection with Parent’s financing in connection with the transactions contemplated by this Agreement (including the Financing), including:

(i) assisting in preparation for and participation in marketing efforts (including lender meetings and calls) and a reasonable number of drafting sessions, rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions) and sessions between senior management of the Company and the Company

Subsidiaries and actual or prospective lenders, investors and ratings agencies, in each case at reasonable, mutually agreed times, and with reasonable advance notice, and assisting Parent in obtaining ratings in connection with Parent’s financing in connection with the transactions contemplated by this Agreement (including the Financing);

(ii) assisting Parent and its financing sources (including the Financing Sources) in the preparation of customary offering documents, private placement memoranda, bank information memoranda, lender presentations, prospectuses and similar customary marketing documents for any of the Financing or any other financing in connection with the transactions contemplated by this Agreement (collectively, the “Offering Documents”);

(iii) as promptly as reasonably practicable in connection with the anticipated timing for the marketing of the Financing or any financing in connection with the transactions contemplated by this Agreement (A) furnishing Parent and Parent’s financing sources (including the Financing Sources) and their respective representatives with the Required Information that is Compliant and (B) informing Parent if the Company and the Company Subsidiaries shall have Knowledge of any facts that would reasonably be expected to cause any of the Required Information not to be Compliant;

(iv) as promptly as reasonably practicable, (A) using reasonable best efforts to cause the Company’s independent auditors to furnish all required consents and reports reasonably required for the Offering Documents (including consents to be named therein), (B) upon the reasonable request of Parent, using reasonable best efforts to cause the Company’s independent auditors to furnish accountants’ comfort letters (including customary “negative assurance” and “tickmarks”) with respect to the financial and related information of the Company and its Subsidiaries contained in the Offering Documents that are customary in connection with high-yield financings of the type contemplated as part of the Financing and (C) providing appropriate representations to the Company’s independent auditors in connection with auditor due diligence sessions and the foregoing clauses (A) and (B);

(v) assisting Parent in connection with the preparation of pro forma financial information and financial statements to the extent such pro forma financial information or financial statements are required by SEC Regulatory Requirements or necessary or reasonably required by Parent’s financing sources (including the Financing Sources) to be included in any offering documents; provided, that neither the Company nor any of the Company Subsidiaries or Financing Representatives shall be required to prepare any such pro forma financial information or financial statements or responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information;

(vi) facilitating the execution and delivery as of (but not before) the Closing of any definitive financing documents or other certificates, customary legal opinions from applicable outside counsel to Parent and Merger Sub, including local counsel, or documents as may be reasonably requested by Parent; and

(vii) providing at least four (4) Business Days prior to the Closing Date all documentation and other information relating to the Company and the Company Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested at least nine (9) Business Days prior to the anticipated Closing Date.

The foregoing or anything to the contrary herein notwithstanding, neither the Company nor any of the Company Subsidiaries nor any of the Financing Representatives shall be required to take or permit the taking of any action pursuant to this Section 5.13 or Section 5.14 that would: (i) require the Company, any of the Company Subsidiaries or any Persons who are directors of the Company or any of the Company Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing or any other financing of Parent in connection with the transactions contemplated by this Agreement or any other matter or execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, prior to the Closing (other than customary representation letters referred to in clause (iv) above), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of the Company Subsidiaries, (iii) require the Company or any of the Company Subsidiaries to pay any commitment or other similar fee prior to the Closing or incur any other liability or other obligation prior to Closing or have any obligation of the Company or any of the Company Subsidiaries under any agreement, certificate, document or instrument (other than this Agreement) be effective until the Closing, (iv) cause any director, officer or employee or stockholder of the Company or any of the Company Subsidiaries to incur any personal liability, (v) conflict with the organizational documents of the Company or any of the Company Subsidiaries or any applicable Laws, (vi) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, or (vii) unreasonably interfere with the ongoing operations of the Company or any of the Company Subsidiaries. Nothing contained in this Section 5.13 or otherwise shall require the Company or any of the Company Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing or any other financing of Parent in connection with the transactions contemplated by this Agreement. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or the Company Subsidiaries or any of the Financing Representatives in connection with such cooperation pursuant to this Section 5.13 or any action taken by them pursuant to Section 5.14 and shall indemnify and hold harmless the Company and the Company Subsidiaries and the Financing Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing or any other financing in connection with the transactions contemplated by this Agreement, any action taken by them pursuant to this Section 5.13 or Section 5.14 and any information used in connection therewith (other than information provided in writing by the Company or the Company Subsidiaries specifically in connection with its obligations pursuant to this Section 5.13 or Section 5.14), in each case, except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement by the Company or any of the Company Subsidiaries or the Financing Representatives.

(c) The Company hereby consents to the use of its and the Company Subsidiaries’ logos and other trade marks in connection with the Financing or any other financing in connection with the transactions contemplated by this Agreement; provided that such logos shall be used solely in a customary manner that is not intended or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries.

(d) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.13 represent the sole obligation of the Company, the Company Subsidiaries and their respective affiliates with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Intermediate Parent, Merger Sub or any of their respective affiliates or any other financing or other transactions be a condition to any of Parent’s, Intermediate Parent’s or Merger Sub’s obligations under this Agreement.

(e) The Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information”. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company and the Company Subsidiaries under this Section 5.13 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing; provided, that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets. In addition, if, in connection with a marketing effort contemplated by the Commitment Letter or any financing in connection with the transactions contemplated by this Agreement, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and the Company Subsidiaries, which Parent reasonably determines is necessary (after consultation with the Company) to include in customary offering materials for the Financing or any other financing in connection with the transactions contemplated by this Agreement (in each case other than offering materials to be shared only with “private side” investors that are subject to a confidentiality agreement), then, upon the Company’s review of and reasonable satisfaction with such filing, the Company shall file such Current Report on Form 8-K.

(f) All non-public or otherwise confidential information regarding the Company or the Company Subsidiaries obtained by Parent or its affiliates pursuant to this Section 5.13 shall be kept confidential in accordance with the Confidentiality Agreement.

(g) Notwithstanding anything to the contrary contained herein, the condition set forth in Section 6.3(b), as it applies to Parent’s, Intermediate Parent’s and Merger Sub’s obligations under this Section 5.13, shall be deemed satisfied notwithstanding any breach of such obligations by Parent, Intermediate Parent or Merger Sub, as long as at such time, Parent and Intermediate Parent have deposited cash in an amount equal to at least the Merger Amounts in a segregated account to be used solely for the purpose of funding the Merger Amounts.

5.14 Treatment of Company Indebtedness.

(a) Prepayment of Indebtedness. The Company shall use reasonable best efforts, and shall cause the applicable Company Subsidiaries to use reasonable best efforts, to deliver to Parent at least two (2) Business Days prior to the Closing Date a copy of a payoff letter (subject to the delivery of funds and cash collateralization, backstopping or replacement of letters of credit, in each case, as arranged by Parent) with respect to the Revolving Credit Agreement (the “Subject Indebtedness”) in customary form (the “Payoff Letter”), which Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations (other than contingent indemnification obligations for which no claim has been made) then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”) (ii) state that upon receipt of the Payoff Amount under the Payoff Letter, the Subject Indebtedness and all related loan documents shall be terminated (other than the terms thereof that expressly survive such termination in accordance with the terms of such documents) and (iii) provide that all guarantees of any of the Company Subsidiaries of the Subject Indebtedness and, to the extent secured, all Liens securing obligations in respect of the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount and the cash collateralization, backstopping or replacement of any outstanding letters of credit (which cash collateralization, backstopping, replacement shall be arranged by Parent) on the Closing Date. At the Closing, the Surviving Corporation shall repay the outstanding amount of the Subject Indebtedness by wire transfer of immediately available funds arranged by Parent as provided for in the Payoff Letter.

(b) Senior Notes.

(i) Parent will be permitted to commence and conduct, in accordance with the terms of that certain indenture, dated as of May 18, 2017 (the “Indenture”) by and among the Company, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Trustee”), one or more offers to purchase, including any “Change of Control Offer” (as such term is defined in the Indenture) or any tender offer, or any exchange offer, and to conduct a consent solicitation, if any (each, a “Debt Offer” and collectively, the “Debt Offers”), with respect to any or all of the outstanding aggregate principal amount of the 6.625% Senior Notes due 2022 issued by the Company prior to the date hereof pursuant to the Indenture (the “Senior Notes”) identified by Parent to the Company in writing prior to, on, or after the date hereof on terms that are acceptable to Parent; provided, that any such Debt Offer shall be consummated using funds provided by Parent. Parent shall not be permitted to commence any applicable Debt Offer until Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal and press release, if any, in connection therewith and each other document relevant to such transaction that will be distributed by Parent to holders of the Senior Notes in the applicable Debt Offer (collectively, the “Debt Offer Documents”) a period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel a reasonable opportunity to review and comment on the related Debt Offer Documents. Parent will reasonably consult with the Company regarding the material terms and conditions of any Debt Offer (other than financial terms), including the timing and commencement of any Debt Offer and any relevant tender or consent deadlines. The closing (or, if applicable, effectiveness) of the Debt Offers shall be expressly conditioned on the occurrence of the Closing, and the Company will use reasonable best efforts to cooperate with Parent, at Parent’s request, to facilitate the initial settlement of the Debt Offers by Parent on the Closing Date; provided, that the consummation of a Debt Offer with respect to the Senior Notes shall not be a condition to Closing. The Debt Offers shall be conducted in compliance with (and the terms of any Debt Offer shall comply with) the Indenture and SEC Regulatory Requirements, and the Company shall not be required to cooperate with respect to any Debt Offer that is not in compliance with the Senior Notes, the Indenture and SEC Regulatory Requirements. Subject to Section 5.13(b), at Parent’s expense, the Company shall, and shall cause the Company Subsidiaries and their respective representatives to, in each case, use their reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the Debt Offer; provided that prior to the Closing, neither the Company nor any of the Company Subsidiaries, nor counsel for the Company shall be required to furnish any officer’s certificates, legal opinions or negative assurance letters in connection with the Debt Offers (other than, in connection with the execution of a supplemental indenture relating to any consent solicitation of the type described in clause (ii) below, the Company delivering customary officer’s certificates, and using reasonable best efforts to cause counsel for the Company to deliver customary legal opinions, respectively, to the trustee under the Indenture, to the extent such certificates and opinions would not (in the opinion of the Company, its counsel and the Trustee) conflict with applicable Laws, the terms of the Senior Notes or the Indenture and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the supplemental indenture described in clause (ii) below. To the extent that the provisions of SEC Regulatory Requirements conflict with this Section 5.14(b)(i), Parent and the Company shall comply with SEC Regulatory Requirements and shall not be deemed to have breached their obligations under this Agreement by such compliance. Notwithstanding the foregoing and for the avoidance of doubt, in no event shall the Company or its legal counsel be required to give an opinion with respect to the Financing or any other financing of Parent or Merger Sub.

(ii) To the extent any Debt Offer includes a consent solicitation, then subject to the receipt of the requisite consents, the Company and the applicable Company Subsidiaries shall execute a supplemental indenture to the Indenture in accordance with the terms of the Indenture, amending the terms and provisions of the Indenture as described in the relevant Debt Offer Documents as reasonably requested by Parent, which supplemental indenture shall become operative no earlier than the Effective Time; provided, however, that in no event shall the Company or any of its officers, directors or other representatives have any obligation to authorize, adopt or execute any amendments or other agreement that is not permitted under applicable Law, the terms of the Senior Notes or the Indenture or would become operative prior to the Effective Time.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by mutual consent of Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) No Injunctions or Restraints; Illegality. The consummation of the Merger shall not be restrained, enjoined, prevented or otherwise prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity, and there shall not be in effect any Law enacted, promulgated or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction that restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger.

(c) Stock Exchange Listing. The Parent Shares to be issued in the Merger and such other Parent Shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction at the Effective Time of each of the following additional conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub to the extent permitted by applicable Law:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1(a), the last sentence of Section 3.1(c) and Section 3.2 (other than Section 3.2(e)), shall be true and correct in all but de minimis respects on the date hereof and at and as of the Effective Time, as though made at and as of the Effective Time, (ii) the representations and warranties of the Company set forth in Sections 3.3 and 3.23 (except, subject to the terms of Section 5.3, in the event that the Company or any Company Subsidiary engages another financial advisor in connection with the evaluation of an Acquisition Proposal) shall be true and correct in all material respects on the date hereof and at and as of the Effective Time, as though made at and as of the Effective Time, (iii) the representations and warranties of the Company set forth in Section 3.10(b) shall be true and correct in all respects on the date hereof and at and as of the Effective Time, as though made at and as of the Effective Time and (iv) each of the other representations and warranties of the Company in this Agreement shall be true and correct in all respects on the date hereof and at and as of the Effective Time, as though made at and as of the Effective Time, except (A) in the case of clauses (i), (ii) and (iv), representations and warranties that are expressly made as of an earlier date shall be so true and correct only at and as of such date, and (B) in the case of clause (iv), where the failure of such representations or warranties to be true and correct in all respects (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifier set forth therein) would not, individually or in the aggregate with all other failures to be true or correct, have or reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Company Material Adverse Effect. Since the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received an officer’s certificate duly executed by an authorized officer of the Company to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

(e) Payoff Letter. The Company and the Company Subsidiaries shall have delivered the Payoff Letter to Parent.

6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction at the Effective Time of each of the following additional conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by Law:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in Sections 4.1(a), 4.2, 4.3, 4.13 and 4.16 shall be true and correct in all material respects on the date hereof and at and as of the Effective Time, as though made at and as of the Effective Time, (ii) the representations and warranties of Parent set forth in Section 4.10 shall be true and correct in all respects on the date hereof and at and as of the Effective Time, as though made at and as of the Effective Time, and (iii) each of the other representations and warranties of Parent in this Agreement shall be true and correct in all respects on the date hereof and at and as of the Effective Time, as though made at and as of the Effective Time, except (A) in the case of clauses (i) and (iii), representations and warranties that are expressly made as of an earlier date shall be so true and correct only at and as of such date, and (B) in the case of clause (iii), where the failure of such representations or warranties to be true and correct in all respects (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifier set forth therein) would not, individually or in the aggregate with all other failures to be true or correct, have or reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Each of Parent and Merger Sub shall have performed or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received an officer’s certificate duly executed by an authorized officer of Parent to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written agreement of Parent, Merger Sub and the Company, by action of their respective Boards of Directors;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or before December 7, 2018 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of this Agreement has been a principal cause of the failure of any condition set forth in Article 6 or the failure of the Effective Time to occur on or before the Outside Date;

(c) by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order, or any Law shall be in effect, in each case, permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal the consummation of the Merger, and, in each case, such Order or Law shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall be available only if the party seeking to terminate this Agreement shall have complied with its obligations under Section 5.4 to resist, resolve or lift, as applicable, such Order before asserting the right to terminate under this Section 7.1(c);

(d) by either the Company or Parent, if the Company Stockholder Approval has not been obtained at the Company Stockholders Meeting (or, if the Company Stockholders Meeting has been adjourned or postponed, the final adjournment or postponement thereof); provided, that no party may terminate this Agreement pursuant to this Section 7.1(d) if such party has breached in any material respect any of its obligations under this Agreement in a manner that caused the failure to obtain the Company Stockholder Approval at the Company Stockholders Meeting;

(e) by Parent, at any time prior to the Company Stockholder Approval, if the Company Board shall have effected a Change of Board Recommendation (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation in accordance with Section 5.3(d) or Section 5.3(e) in and of itself shall not result in Parent having any termination rights pursuant to this Section 7.1(e));

(f) by the Company, at any time prior to the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, but only if the Company has not breached, in any material respect, its obligations under Section 5.3 with respect to such Superior Proposal; provided, that the Company (i) pays, or causes to be paid, to Intermediate Parent the Termination Fee payable pursuant to Section 7.3(a) prior to or concurrently with such termination and (ii) immediately following or concurrently with such termination, enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Proposal;

(g) by Parent if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date or at least forty-five (45) days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there has been any breach by Parent of its representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, and such breach shall not have been cured in all material respects; or

(h) by the Company if: (i) there has been a breach by Parent or Merger Sub of any of their representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date or at least forty-five (45) days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, and such or breach shall not have been cured in all material respects.

7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall become void and of no further force or effect without liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, affiliates, officers or directors; provided that (a) no such termination shall relieve the Company of its obligation to pay the Termination Fee if, as and when required pursuant to Section 7.3 (which Section 7.3 shall survive any such termination); (ii) no such termination shall relieve any party for liability for such party’s breach of this Agreement prior to its termination or for fraud; and (iii) (A) the Confidentiality Agreement and (B) Section 5.2(b), this Section 7.2, Section 7.3 and Article 8 and the definitions of all defined terms appearing in such Sections shall, in each case, survive the termination of this Agreement.

7.3 Termination Fee.

(a) The parties agree that if this Agreement is terminated by Parent in accordance with Section 7.1(e) or by the Company in accordance with Section 7.1(f), then the Company shall pay (or cause to be paid) to Intermediate Parent (or its designee) prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, a termination fee equal to eighteen million four hundred seventy-two thousand dollars ($18,472,000) (the “Termination

Fee”); provided, however, that in the event the Termination Fee becomes payable as a result of the termination of this Agreement prior to the Window Period End Time (i) by Parent pursuant to Section 7.1(e) in response to a Change of Board Recommendation effected in compliance with Section 5.3(d) with respect to a Superior Proposal by a Qualified Bidder or (ii) by the Company pursuant to Section 7.1(f) with respect to a Superior Proposal by a Qualified Bidder, then, in the case of either of the immediately preceding clauses (i) or (ii), “Termination Fee” means an amount equal to ten million dollars ($10,000,000).

(b) The parties agree that (i) if (A) this Agreement is terminated in accordance with Section 7.1(b) or 7.1(g) and, prior to the date of such termination, a bona fide Acquisition Proposal is (1) made public by the Company or any other Person and (2) not withdrawn or (B) this Agreement is terminated in accordance with Section 7.1(d) and, prior to the date of completion of the Company Stockholders Meeting, a bona fide Acquisition Proposal is (1) made public by the Company or any other Person and (2) not withdrawn and (ii) within twelve (12) months after such termination, the Company (A) enters into a definitive agreement with respect to any such Acquisition Proposal, which Acquisition Proposal is subsequently consummated, or (B) consummates any such Acquisition Proposal, then the Company shall pay (or cause to be paid) the Termination Fee to Intermediate Parent (or its designee), no later than two (2) Business Days after the consummation of such transaction, as applicable. For the avoidance of doubt, the Company shall not be obligated to pay the Termination Fee with respect to any Acquisition Proposal unless such Acquisition Proposal is consummated. For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%.”

(c) The Company acknowledges that the agreement contained in this Section 7.3 is an integral part of this Agreement and that, without this Section 7.3, Merger Sub, Intermediate Parent and Parent would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.3, the Company shall pay to Merger Sub all reasonable fees, costs and expenses of enforcement (including reasonable attorneys’ fees as well as reasonable expenses incurred in connection with any action initiated by Parent, Intermediate Parent or Merger Sub), together with interest on the amount of the Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is made.

(d) For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one (1) occasion.

(e) Subject to Parent’s and Merger Sub’s rights set forth in Section 8.14, if and to the extent the Termination Fee is required to be, and is in fact, paid by the Company pursuant to this Section 7.3, Intermediate Parent’s (or its designee’s) right to receive payment thereof shall be the sole and exclusive remedy of Parent, Intermediate Parent and Merger Sub against the Company, the Company Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Merger (except that the Company shall also be obligated with respect to Section 7.3(c) and except that the applicable Company Related Parties shall remain obligated for, and Parent and Merger Sub may be entitled to remedies with respect to the provisions and agreements surviving such termination pursuant to Section 7.2). For the avoidance of doubt, while Parent and Merger Sub may pursue, in the alternative, both a grant of specific performance in accordance with Section 8.14 and the payment of the Termination Fee under Section 7.3, under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of specific performance and the Termination Fee.

7.4 Amendment. This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors; provided however, that after the Company Stockholder Approval has been obtained, there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement, which by Law otherwise requires the further approval of the stockholders of the Company. This Agreement may not be amended, except by an instrument in writing signed by the parties hereto.

7.5 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, or any rights arising out of any breach of any of the foregoing, shall survive the Effective Time, except that this Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2 Fees and Expenses. All Expenses (other than any expenses the Company or any Company Subsidiary pays as borrower under any financing being entered into in connection with this Agreement, which shall be deemed borne by Parent and Merger Sub) incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same.

8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained and delivery is followed within one (1) Business Day by email pursuant to clause (c) or delivered in Person),

(b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided, that confirmation of email receipt is obtained; provided, further, that if such notice or other communication is also sent by another means provided for by this Section 8.3 within one (1) Business Day after sending such email, such notice or other communication shall be deemed to have been duly given on the date such email was sent irrespective of whether confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent, Intermediate Parent or Merger Sub, addressed to it at:

Taylor Morrison Home Corporation

4900 N. Scottsdale Rd., Suite 2000

Scottsdale, AZ 85251

Attention:     Sheryl Palmer

Facsimile:     (866) 227-6008

Email:           spalmer@taylormorrison.com

with a copy (which shall not constitute notice) to:

Taylor Morrison Home Corporation

4900 N. Scottsdale Rd., Suite 2000

Scottsdale, AZ 85251

Attention:     Darrell Sherman

                     Benjamin A. Aronovitch

Facsimile:    (866) 390-2612; (866) 644-6190

Email:          dsherman@taylormorrison.com

                      baronovitch@taylormorrison.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:    Justin G. Hamill

Facsimile:    (212) 757-3990

Email:           jhamill@paulweiss.com

If to the Company, addressed to it at:

AV Homes, Inc.

6730 N. Scottsdale Road, Suite 150

Scottsdale, AZ 85253

Attention:    S. Gary Shullaw, Executive Vice President,

                     General Counsel and Corporate Secretary

Facsimile:    (480) 948-0701

Email:           G.Shullaw@avhomesinc.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:    Adam O. Emmerich

                     John L. Robinson

Facsimile:    (212) 403-2000

Email:           AOEmmerich@wlrk.com

                      JLRobinson@wlrk.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement need not contain any standstill or similar provision. Notwithstanding the foregoing, an “Acceptable Confidentiality Agreement” shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations hereunder.

“Acquisition Proposal” means any offer or proposal from a Third Party concerning (a) a merger, consolidation, or other business combination transaction (including any single- or multi-step transaction) or series of related transactions involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) seeks to acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of the Company, (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing 20% or more of the consolidated assets of the Company and the Company Subsidiaries based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of merger, consolidation, business combination, share exchange, joint venture or otherwise) of Equity Interests representing 20% or more of the voting power of the Company or a tender offer or exchange offer in which any Person or group (as defined in Section 13(d) of the Exchange Act) seeks to acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, other than the Merger).

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Available Cash Election Amount” means (a) the product of (i) the aggregate number of issued and outstanding Company Shares (other than Cancelled Shares) multiplied by (ii) $12.64 minus (b) the aggregate amount of cash to be paid in respect of all Mixed Consideration Shares.

“Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not such plan is subject to ERISA), each bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy, agreement or arrangement, and each employment, severance, change in control, retention, termination, pension, retirement, disability benefit, health insurance, life insurance, fringe benefit, supplemental benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any Participant, or between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, excluding any “multiemployer plan” (within the meaning of Section 4001(a) of ERISA).

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Cash Election Amount” means the product of (a) the number of Cash Electing Shares multiplied by (b) the Cash Election Consideration (before giving effect to any adjustment pursuant to Section 2.1(c)).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company 10-K” means the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

“Company 10-Q” means the Company’s Report on Form 10-Q for the period ended March 31, 2018.

“Company Equity Plans” means the Company’s 2015 Incentive Compensation Plan and the Company’s Amended and Restated 1997 Incentive and Capital Accumulation Plan, in each case, as amended, supplemented or modified from time to time.

“Company Intellectual Property” means the Intellectual Property owned by the Company or any of the Company Subsidiaries.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or a Company Subsidiary leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any change, condition, event, effect, occurrence, circumstance or development (each, an “Effect”) that (i) has, or would reasonably be expected to have, a material adverse effect on the business, assets, properties, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) prevents or materially impairs or materially delays the consummation of the Merger or performance by the Company of its obligations under this Agreement; provided, that, solely in the case of clause (i), no change or effect to the extent resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be deemed to contribute to a “Company Material Adverse Effect,” or shall otherwise be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (a) any adverse changes in the industry in which the Company operates; (b) any adverse changes or proposed adverse changes in applicable Law, GAAP or the interpretation or enforcement thereof; (c) any adverse changes in general economic, business, labor or regulatory conditions, or general changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States regionally, locally or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or the Company Subsidiaries operate in the United States or globally; (d) changes in general global, national, regional or local political conditions (including the outbreak or escalation of war (whether or not declared), military action or acts of terrorism), changes due to natural disasters or changes in the weather, hurricanes or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis; (e) actions or omissions required of the Company under the express terms of this Agreement or taken or not taken at the written request of, or with the written consent of, an authorized officer of Parent (in each case of this clause (e), other than Section 5.1(a), except to the extent that Parent’s consent is unreasonably withheld); (f) the negotiation, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby, to the extent applicable to the identity of Parent or any communication by Parent regarding its plans or intentions with respect to the conduct of the business of the Company or any Company Subsidiary, including any such impact of the negotiation, announcement, pendency or consummation of this Agreement on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators (provided, that this clause (f) shall not apply to the representations and warranties set forth in Section 3.4 or the condition set forth in Section 6.2(a) to the extent relating to such representations and warranties); (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated hereby; or (h) any failure by the Company or any of the Company Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, in and of itself; provided, that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred (except to the extent subject to any foregoing exception); except, in the case of each of clauses (a), (b), (c) and (d), to the extent that such Effect affects the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to the impact of such Effect on other Persons operating in the same industry as the Company and the Company Subsidiaries (in which case, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Representatives” means the Company’s and the Company Subsidiaries’ respective directors, officers, employees, controlled affiliates, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Company Shares” means the shares of common stock, par value $1.00 per share, of the Company.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended.

“Compliant” means, with respect to the Required Information, that (i) such Required Information, when taken as a whole, does not contain any untrue statement of a material fact regarding the Company and the Company Subsidiaries, or omit to state any material fact regarding the Company and the Company Subsidiaries necessary in order to make such Required Information, when taken as a whole, not materially misleading under the circumstances under which such statements were made, (ii) such Required Information complies in all material respects with all applicable SEC Regulatory Requirements for a registered public offering of debt securities on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities) and (iii) the financial statements and other financial information included in such Required Information would not be deemed stale under SEC Regulatory Requirements or otherwise be unusable under customary practices for offerings and private placements of debt securities under Rule 144A of the Securities Act and are sufficient to permit the Company and the Company Subsidiaries’ applicable independent accountants to issue comfort letters to Parent’s financing sources (including the Financing Sources) providing the Financing or any other financing in connection with the transactions contemplated by this Agreement, including as to customary negative assurances, “tick marks” and change period, in order to consummate any offering of debt securities on any day during the Marketing Period, which such accountants have confirmed they are prepared to issue.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements and licenses to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject; provided, that “Contracts” shall not include any Benefit Plan.

“Convertible Notes due 2020” means the Company’s 6.00% Senior Convertible Notes due 2020 issued pursuant to the Convertible Notes Indenture.

“Convertible Notes Indenture” means that certain Indenture, dated as of February 4, 2011, by and between the Company, as issuer, and Wilmington Trust, National Association (as successor to Wilmington Trust FSB), as trustee, as amended by that certain Third Supplemental Indenture, dated as of June 23, 2015, by and among the Company, Wilmington Trust, National Association, as trustee, and the other parties thereto, and as many be further amended, supplemented or otherwise modified from time to time.

“Environmental Laws” means any and all Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including protection of the health and safety of employees or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, RCRA, the Clean Water Act, as amended (33 U.S.C. § 1251 et seq.), the Clean Air Act, as amended (42 U.S.C. § 7401 et seq.), OSHA or any other Law of similar effect.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, Form S-4 and all other matters related to the transactions contemplated by this Agreement.

“Financing Entities” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, including the parties to the Commitment Letter and any joinder agreements or credit agreements relating thereto.

“Financing Sources” means the Financing Entities and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any affiliate of Parent shall be a Financing Source.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any arbitral body, any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government.

“Hazardous Substances” means any pollutant, contaminant, chemical, compound, toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable substance or material, or other substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Initial Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m. (New York time) on July 7, 2018.

“Intellectual Property” means all intellectual property rights and proprietary rights, whether registered or unregistered, including all (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof), (b) trademarks, service marks, and trademark rights in trade dress, logos, slogans, brand names, trade names, taglines, social media identifiers and related accounts, Internet domain names, corporate names and other indicia of origin, and all applications and registrations in connection therewith and all goodwill related thereto, (c) copyrights and corresponding rights in works of authorship (including software), mask works and designs, and all applications and registrations in connection therewith, (d) trade secret rights, know-how, inventions, processes, procedures, databases and corresponding rights in confidential and proprietary information, and (e) any corresponding or equivalent intellectual property rights recognized anywhere in the world.

“Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence (other than any event, change, effect, development, state of facts, condition or occurrence resulting from a material breach of this Agreement by the Company) occurring or arising after the date of this Agreement that (a) was not known to the Company Board as of or prior to the date of this Agreement and becomes known to the Company Board and (b) does not involve or relate to an Acquisition Proposal.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used by the Company or any Company Subsidiary.

“Knowledge” means (a) when used with respect to the Company and the Company Subsidiaries, the actual knowledge of the individuals listed in Section 8.4 of the Company Disclosure Letter and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the named executive officers of Parent.

“Law” means any international, national, provincial, state, municipal, local and common laws, treaties, statutes, ordinances, decrees, codes, bylaws, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees, permits, policies, restrictions or licenses of any Governmental Entity, in each case, having the force of law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, title defect, encumbrance, covenant, condition, claim, restriction, charge, option or other third party right, right of first refusal or first offer, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, preemptive right, community property interest or other restriction of any nature, whether voluntarily incurred or arising by operation of Law, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction or defect on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Marketing Period” shall mean the first period of 20 consecutive Business Days after the date hereof throughout and at the end of which Parent shall have (and its financing sources shall not be prohibited by the Company from accessing) the Required Information and the Required Information is Compliant (it being understood that if at any time during the Marketing Period the Required Information ceases to be Compliant, then the Marketing Period shall not have occurred); provided that (w) the Marketing Period shall not commence prior to the later of the date on which the Form S-4 becomes effective and September 4, 2018, (x) if the Form S-4 becomes effective (the date of such effectiveness, the “Form S-4 Effective Date”) on any date from (and including) October 1, 2018 through (and including) October 22, 2018, the Marketing Period shall be required to be 20 consecutive Business Days or such lesser number of consecutive Business Days (but in no event fewer than 10 consecutive Business Days) equal to the number of Business Days between the Form S-4 Effective Date and November 6, 2018 and (y) if the Marketing Period were to commence but would not be completed in accordance with its terms on or prior to November 6, 2018, then the Marketing Period shall not commence prior to November 7, 2018 and shall only be required to be 15 consecutive Business Days. Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall end on any earlier date prior to the expiration of the 20 consecutive Business Day period described above (or such shorter period as described above) if the Financing or any other financing in connection with the transactions contemplated hereby with gross proceeds in an amount equal to at least $200 million is consummated on such earlier date and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such 20 consecutive Business Day period (or such shorter period as described above): (i) the Company’s independent accountant shall have withdrawn or qualified as to scope of audit or as to the status of the Company or any of the Company Subsidiaries as a going concern its audit opinion with respect to any financial statements contained in the

Company 10-K, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, (X) in the case of a withdrawal of such opinion, a new audit opinion is issued with respect to the consolidated financial statements of the Company included in the Required Information by the independent accountant or another independent public accounting firm reasonably acceptable to Parent or (Y) in the case of such a qualification of such opinion, the Business Day after such opinion is so qualified; or (ii) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant SEC filing or filings have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with SEC Regulatory Requirements.

“Merger Consideration” means (a) with respect to any Mixed Consideration Share, the Mixed Election Consideration, (b) with respect to any Cash Electing Share, the Cash Election Consideration and (c) with respect to any Stock Electing Share, the Stock Election Consideration.

“NASDAQ” means the NASDAQ Global Select Market.

“NYSE” means the New York Stock Exchange LLC.

“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, ruling, SEC requirement or settlement or consent agreement, in each case, with a Governmental Entity of competent jurisdiction.

“OSHA” means the Occupational Safety and Health Act of 1970, as amended, and the rules and regulations promulgated thereunder.

“Parent Equity Plans” means the Taylor Morrison Home Corporation 2013 Omnibus Equity Award Plan (Amended and Restated as of May 31, 2017) and the TMM Holdings II Limited Partnership 2013 Common Unit Plan.

“Parent Material Adverse Effect” means any Effect that prevents or materially impairs or delays the consummation of the Merger or performance by Parent or Merger Sub of any of their obligations under this Agreement.

“Parent Shares” means the shares of Class A common stock, $0.00001 par value per share, of the Parent.

“Participant” means each director, officer or employee of the Company or any of the Company Subsidiaries.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on or reflected in the consolidated financial statements of the Company in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances, in each case, arising by operation of Law in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company in accordance with GAAP, (c) Liens arising from transfer restrictions under securities Laws, (d) with respect to any Owned Real Property or Leased Real Property, (i) easements, encroachments, restrictions, rights-of-way and any other non-monetary title defects, whether or not of record, and (ii) zoning, building, land use, environmental regulations and other similar restrictions, in each case, that would not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business and the Company Subsidiaries as currently conducted or materially detract from the development, use, occupancy, value or marketability of the affected property, (e) with respect to any Leased Real Property, the terms and provisions of the Real Property Leases and all Liens affecting the title of the landlords thereunder and the holders of the fee simple title thereof, (f) non-exclusive licenses of Intellectual Property and (g) such other non-monetary Liens being contested in good faith in the ordinary course of business or which would not, individually or in the aggregate, materially interfere with the ordinary conduct business of the Company and the Company Subsidiaries.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Proceedings” means all actions, suits, claims (or counterclaims), hearings, arbitrations, investigations, inquiries, litigations, mediations, grievances, audits, examinations or other proceedings, in each case, by or before any Governmental Entity.

“Qualified Bidder” means a Person that has made during the Initial Period an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal by such Person did not result from a breach of Section 5.3(a)) that the Company Board, during the Initial Period, concluded in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes or would reasonably be expected to lead to a Superior Proposal; provided, however, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall not be deemed to be a “Qualified Bidder” unless the Company shall have notified Parent by no later than 5:00 p.m. (New York time) on the first day (1st) immediately following the end of the Initial Period that such Person has satisfied such criteria.

“RCRA” means the Resource Conservation and Recovery Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Required Information” means (a) the financial information regarding the Company and Company Subsidiaries described in paragraph 2(a) and (2)(b) of Annex B to the Commitment Letter, (b) financial data relating to the Company and the Company Subsidiaries reasonably requested by Parent to produce the pro forma financial statements (including such data as may be necessary for Parent or its independent auditors to calculate, verify or support pro forma adjustments relating to the transactions contemplated hereby, it being understood that the Company is not responsible for any pro forma adjustments related to the Financing, for the preparation of the pro forma financial statements as a whole or for any financial information with respect to Parent) required in order to satisfy the condition set forth in paragraph 2(c) of Annex B to the Commitment Letter and (c) all financial statements and financial data, audit reports and other information regarding the Company and the Company Subsidiaries of the type required by SEC Regulatory Requirements (other than Sections 3-10 and 3-16 of Regulation S-X ) for a registered public offering of debt securities on Form S-1, but limited to the type and form customarily included in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offering(s) of debt securities to provide Parent with the Merger Amounts, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made.

“Revolving Credit Agreement” means that certain Credit Agreement, dated as of May 18, 2017, by and among the Company, as borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as an issuing lender and administrative agent and the other parties thereto, as the same may be amended, supplemented, replaced or otherwise modified from time to time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC Regulatory Requirements” means (a) any publicly available written or oral interpretations, questions and answers, guidance and forms of the SEC, (b) any oral or written comments, requirements or requests of the SEC or its staff, (c) the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder, (e) any other rules, bulletins, releases, manuals and regulations of the SEC and (f) any rules and regulations of NASDAQ or NYSE.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “20%” shall be replaced by “50%”), made by a Third Party which, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), taking into account such factors as the Company Board considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of, and the Person or group making, such proposals), (a) is reasonably likely to be consummated in accordance with its terms and (b) if consummated, would reasonably be expected to result in a transaction that is more favorable from a financial point of view to the Company’s stockholders than the Merger, taking into account all financial terms and conditions of such transaction (including breakup fees, expense reimbursement and other financial terms).

“Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, escheat, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and gains tax, and (b) any interest, penalty, fine or addition to any of the foregoing.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration, statement or other document required to be filed or actually filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party” shall mean any Person other than the Company, Parent, Merger Sub and their respective affiliates.

“Window Period End Time” means, with respect to a Qualified Bidder, the later of (a) 11:59 p.m. (New York time) on July 22, 2018 and (b) 11:59 p.m. (New York time) on the first (1st) day after the end of any Notice Period (including any extensions thereof, or new Notice Periods in respect thereof, pursuant to Section 5.3(f)) with respect to a Superior Proposal by such Qualified Bidder with respect to which the initial Notice Period commenced on or prior to July 22, 2018.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
2018 Property Plan	5.1(a)(x)
Agreement	Preamble
Alternate Commitment Letter	5.13(a)(ii)
Alternate Financing	5.13(a)(ii)
Antitrust Counsel Only Material	5.4(b)
Book-Entry Shares	2.2(b)(ii)
Cancelled Shares	2.1(d)
Capitalization Date	3.2(a)
Cash Electing Share	2.1(a)
Cash Election	2.1(a)
Cash Election Consideration	2.1(a)
Cash Fraction	2.1(c)(i)(A)
Certificate of Merger	1.2
Certificates	2.2(b)(i)
change in control	5.7(c)
Change of Board Recommendation	5.3(a)
Closing	1.2
Closing Date	1.2

Term	Section
Commitment Letter	4.19(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	3
Company Employees	5.7(a)
Company Equity Awards	2.4(c)
Company Financial Statements	3.7(b)
Company Material Contract	3.13(a)(viii)
Company Permits	3.6(a)
Company Preferred Stock	3.2(a)
Company Property	3.18(b)
Company Related Parties	7.3(e)
Company Restricted Stock Award	2.4(b)
Company RSU Award	2.4(c)
Company SEC Documents	3.7(a)
Company Stock Option	2.4(a)
Company Stockholder Approval	3.3
Company Stockholders Meeting	3.3
Company Subsidiary	3.1(a)
Confidentiality Agreement	5.2(b)
Covered Persons	5.8(a)
D&O Insurance	5.8(c)
Debt Offer	5.14(b)(i)
Debt Offer Documents	5.14(b)(i)
Definitive Agreements	5.13(a)
DGCL	Recitals
Dissenting Shares	2.3
Dividend Consideration	2.1(a)
Effective Time	1.2
Election	2.8(a)
Election Deadline	2.8(d)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Existing Indemnification Agreements	5.8(a)
Fair Value	4.20(d)
Fairness Opinions	3.21
Financing	4.19(a)
Financing Representatives	5.13(b)
Form of Election	2.8(b)
Form S-4	3.5
Fractional Share Consideration	2.1(a)
Holder	2.8

Term	Section
Indebtedness	3.2(e)
Indenture	5.14(b)(i)
Information	5.2(b)
Insurance Policies	3.20
Intermediate Parent	Preamble
Key Stockholder	Recitals
Leased Real Property	3.18(b)
Lenders	4.19(a)
Letter of Transmittal	2.2(b)(i)
Liabilities	4.20(d)
Merger	Recitals
Merger Amounts	4.19(d)
Merger Sub	Preamble
Mixed Consideration Share	2.1(a)
Mixed Election	2.1(a)
Mixed Election Consideration	2.1(a)
Mixed Stock Consideration	2.1(a)
New Plan	5.7(b)
New TMM	4.2(b)
Notice Period	5.3(f)
Offering Documents	5.13(b)(ii)
Old Plans	5.7(b)
Outside Date	7.1(b)
Owned Real Property	3.18(a)
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	4.1(b)
Parent Capitalization Date	4.2(a)
Parent Charter	4.1(b)
Parent Financial Statements	4.8(b)
Parent Options	4.2(b)
Parent Preferred Stock	4.2(a)
Parent Representatives	5.2(a)
Parent Restricted Stock Award	2.4(b)
Parent RSU Award	2.4(c)
Parent SEC Documents	4.8(a)
Parent Subsidiary	4.4
Payoff Amount	5.14(a)
Payoff Letter	5.14(a)
Present Fair Saleable Value	4.20(d)
Proposed Changed Terms	5.3(f)(ii)
Proxy Statement/Prospectus	3.5
Real Property Lease	3.18(b)
SEC	3.7(a)
Section 16	5.10

Term	Section
Senior Notes	5.14(b)(i)
Significant Company Subsidiary	3.1(a)
Significant Parent Subsidiary	4.1(a)
Stock Electing Share	2.1(a)
Stock Election	2.1(a)
Stock Election Consideration	2.1(a)
Subject Indebtedness	5.14(a)
Surviving Corporation	1.1(a)
Termination Fee	7.3(a)
Trustee	5.14(b)(i)
Voting Agreement	Recitals

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement (together with the Exhibits and Company Disclosure Letter and the other documents delivered pursuant hereto), the Voting Agreement and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.9 Assignment. This Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties.

8.10 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) any Persons entitled to indemnification or insurance benefits under the provisions of Section 5.8 following the Effective Time, with respect to such provisions, (b) the stockholders of the Company, after the Effective Time, as applicable, with respect to the right of such stockholders to receive the Merger Consideration, in the case of Company Shares converted into the right to receive the Merger Consideration in the Merger, (c) if the Effective Time occurs, the right of holders of the Company Equity Awards to receive payments contemplated hereby in respect thereof after the Effective Time and (d) as provided in Section 8.15. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto, and consequently, may not accurately characterize actual facts or circumstances.

8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits and Annexes to this Agreement. The Company Disclosure Letter and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Disclosure of any item on the Company Disclosure Letter by reference to any particular Section or Subsection of this Agreement shall be deemed to constitute disclosure with respect to any other Section or Subsection of this Agreement if the relevance of such disclosure to such other Section or Subsection is reasonably apparent from such disclosure or the context in which such disclosure is made. Except as otherwise indicated, “made available” or terms of similar import mean made available to Parent and its advisors in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement at least one (1) day prior to the date hereof.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) Other than as set forth in Section 8.15, this Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Other than as set forth in Section 8.15, each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.12, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT (INCLUDING WITH RESPECT TO THE FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING WITH RESPECT TO THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto. Until and unless the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14 Specific Performance. The parties hereto agree that if any the provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specific performance of the terms hereof, in each case in the Delaware Court of Chancery or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Either party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving willful breach or fraud.

8.15 Proceedings Involving Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, the Company Subsidiaries and each of its controlled affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter or other applicable definitive document relating to the Financing, (c) agrees not to bring or support or permit any of its affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, the Company Subsidiaries or its controlled affiliates in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 8.3, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Proceeding brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Sources will have any liability to the Company or any of the Company Subsidiaries or any of their respective affiliates or Financing Representatives (in each case, other than Intermediate Parent under the Commitment Letter) relating to or arising out of this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, clause (d) of the first sentence of Section 8.10 and this Section 8.15, and that such provisions and the definition of “Financing Sources” (and any defined term used in any such provisions to the extent that any such amendment of such definition would modify or amend the substance of any such provision in a way adverse to the Financing Sources) shall not be amended in any way adverse to the Financing Sources without the prior written consent of the Financing Entities.

8.16 Non-Recourse. Each party hereto agrees, on behalf of itself and its controlled affiliates, that all proceedings, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or any other agreement referenced herein or the transactions contemplated hereunder (including any financing obtained in connection with the transactions contemplated by this Agreement), (B) the negotiation, execution or performance this Agreement or any other agreement referenced herein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or such other agreement), (C) any breach or violation of this Agreement or any other agreement referenced herein and (D) any failure of the transactions contemplated hereunder or any other agreement referenced herein (including any agreement in respect of financing obtained in connection with the transactions contemplated by this Agreement) to be consummated, in each case, may be made only against (and are those solely of) the persons that are expressly identified herein as parties to this Agreement and, in accordance with, and subject to the terms and conditions of this Agreement. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement or any other agreement referenced herein or otherwise to the contrary, each party hereto covenants, agrees and acknowledges, on behalf of itself and its respective controlled affiliates, that no recourse under this Agreement or any other agreement referenced herein or in connection with any transactions contemplated hereby (including any financing obtained in connection with the transactions contemplated by this Agreement) shall be sought or had against any other person and no other person shall have any liabilities or obligations (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D), in each case, except for claims that any party hereto may assert against another party hereto solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding the foregoing, Parent shall be entitled to bring claims and causes of action against (i) the Lenders related to or arising from the Commitment Letter and the Financing or (ii) the Key Stockholder related to or arising from the Voting Agreement, and, in each case, Parent does not waive any liabilities, claims, causes of action or obligations with respect thereto.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Intermediate Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

PARENT Taylor Morrison Home Corporation

By:	/s/ Sheryl D. Palmer
Name: Sheryl D. Palmer
Title: Chairman, President, and Chief Executive Officer

INTERMEDIATE PARENT
(solely for purposes of Sections 5.13, 7.3 and 8.14) Taylor Morrison Communities, Inc.

By:	/s/ Sheryl D. Palmer
Name: Sheryl D. Palmer
Title: Chairman, President, and Chief Executive Officer

MERGER SUB Thor Merger Sub, Inc.

By:	/s/ Sheryl D. Palmer
Name: Sheryl D. Palmer
Title: Chairman, President, and Chief Executive Officer

COMPANY AV Homes, Inc.

By:	/s/ Roger A. Cregg
Name: Roger A. Cregg
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]